As filed with the Securities and Exchange Commission on February 9, 1996
Registration No. 333-00569
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT

                                            UNDER THE SECURITIES ACT OF 1933



       Pre-Effective Amendment No. 1                 [x]



       Post-Effective Amendment No.             [ ]


Fidelity Fixed-Income Trust
(Exact Name of Registrant as Specified in Charter)
82 Devonshire St., Boston, MA   02109
(Address Of Principal Executive Offices)
Registrant's Telephone Number  (617) 563-7000
Arthur S. Loring, Secretary
82 Devonshire Street
Boston, MA 02109
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly, no fee is payable herewith because of reliance upon Rule 24f-2. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended April 30, 1995 was filed with the Commission on June 19, 1995. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-1A.
This registration statement shall hereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933.

SPARTAN(registered trademark) GOVERNMENT INCOME FUND
CONTENTS OF PRE-EFFECTIVE AMENDMENT NO. 1 TO THE INITIAL REGISTRATION STATEMENT ON FORM N-14
This Pre-Effective Amendment contains the following papers and documents:

Contents of Registration Statement
Facing Page
Part B- Statement of Additional Information
- Annual Report of Spartan Government Income Fund for the fiscal year ended April 30, 1995
- Annual Report of Spartan Long-Term Government Bond Fund for the fiscal year ended January 31, 1995
- Semiannual Report for Spartan Government Income Fund for the fiscal period ended October 31, 1995
- Semiannual Report for Spartan Long-Term Government Bond Fund for the fiscal period ended July 31, 1995
- Pro Forma financial statements dated October 31, 1995
Part C - Other Information
Signature Pages
Exhibits
The following documents are incorporated herein by reference to the trust's initial Registration Statement on Form N-14:
Cross Reference Sheet
Letter to Shareholders
Form of Proxy Card
Notice of Special Meeting
Part A - Prospectus/Proxy Statement
- The Prospectus of Spartan Government Income Fund, dated June 24, 1995 Part B- Statement of Additional Information
- The Statement of Additional Information of Spartan Government Income Fund, dated June 24, 1995
- The Prospectus and Statement of Additional Information of Spartan Long-Term Government Bond Fund, dated March 22, 1995

Spartan(registered trademark) Long-Term Government Bond Fund
(A Fund of Fidelity Devonshire Trust)
Spartan(registered trademark) Government Income Fund
(A Fund of Fidelity Fixed-Income Trust)
FORM N-14
STATEMENT OF ADDITIONAL INFORMATION
March 11, 1996

This Statement of Additional Information, relates to the proposed reorganization whereby Spartan Government Income Fund (Government Income), a fund of Fidelity Fixed-Income Trust, would acquire all of the assets of Spartan Long-Term Government Bond Fund (Long-Term Government), a fund of Fidelity Devonshire Trust, and assume all of Long-Term Government's liabilities in exchange solely for shares of beneficial interest in Government Income.
This Statement of Additional Information consists of this cover page and the following described documents, each of which is attached hereto and is incorporated herein by reference:
1. The Statement of Additional Information of Government Income, dated June 24, 1995, is incorporated herein by reference to the trust's initial Registration Statement on Form N-14.
2. The Prospectus and Statement of Additional Information of Long-Term Government, dated March 22, 1995, are incorporated herein by reference to the trust's initial Registration Statement on Form N-14.
3. The Annual Report of Government Income for the fiscal year ended April 30, 1995.
4. The Annual Report of Long-Term Government for the fiscal year ended January 31, 1995.
5. The Semiannual Report of Government Income for the fiscal period ended October 31, 1995.
6. The Semiannual Report of Long-Term Government for the fiscal period ended July 31, 1995.
7. The Pro Forma Financial Statements for Government Income and Long-Term Government for the period ended October 31, 1995.
This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated March 11, 1996, relating to the above-referenced matter, may be obtained from Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109. This Statement of Additional Information relates to, and should be read in conjunction with, such Proxy Statement and Prospectus.
The date of this Statement of Additional Information is March 11, 1996.



SPARTAN(registered trademark)


(registered trademark)
LONG-TERM GOVERNMENT BOND
FUND
ANNUAL REPORT
JANUARY 31, 1995
CONTENTS


PRESIDENT'S MESSAGE      3    Ned Johnson on investing
                              strategies.

PERFORMANCE              4    How the fund has done over time.

FUND TALK                7    The manager's review of fund
                              performance, strategy and outlook.

INVESTMENT CHANGES       10   A summary of major shifts in the
                              fund's investments over the past six
                              months.

INVESTMENTS              11   A complete list of the fund's
                              investments with their market
                              values.

FINANCIAL STATEMENTS     12   Statements of assets and liabilities,
                              operations, and changes in net
                              assets,
                              as well as financial highlights.

NOTES                    16   Notes to the financial statements.

REPORT OF INDEPENDENT    19   The auditors' opinion.
ACCOUNTANTS

DISTRIBUTIONS            20


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUND. THIS REPORT IS NOT AUTHORIZED FOR DISTRIBUTION TO
PROSPECTIVE INVESTORS IN THE FUND UNLESS PRECEDED OR ACCOMPANIED BY AN
EFFECTIVE
PROSPECTUS. MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY
DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD OR
ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF
PRINCIPAL. NEITHER THE FUND NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK. FOR MORE
INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES, CALL 1-800-544-8888 FOR
A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST OR SEND MONEY. PRESIDENT'S MESSAGE




DEAR SHAREHOLDER:
Although there have been a few positive market indications so far in 1995, no one can predict what lies ahead for investors. Last year, stocks posted below-average returns and bonds had one of the worst years in history. This downturn followed a period in which the investing environment was generally very positive.
These market ups and downs are a normal part of investing, and there are some basic principles that are helpful for investors to remember in different types of markets.
If you can leave your money invested over the long term, you can avoid the results of the volatility that generally accompanies the stock market in the short term, as we witnessed last year. You also can help to manage some of the risks of investing through diversification. A stock fund is already diversified because it invests in many issues. You can diversify even further by placing some of your money in several different types of stock funds or in other investment categories, such as bonds.
If you have a short investment time horizon, you might want to consider moving some of your investment into a money market fund, which seeks income and a stable share price by investing in high-quality, short-term investments. Of course, there is no assurance that a money market fund will achieve its goal, and it is important to remember that money market funds are not insured or guaranteed by any agency of the U.S. government. Finally, no matter what your investment horizon or portfolio diversity, it makes good sense to follow a regular investment plan - investing a certain amount of money at the same time each month or quarter - and to review your portfolio periodically. A periodic investment plan will not, of course, assure a profit or protect against a loss.
If you have any questions, please call us at 1-800-544-8888. We stand ready to provide the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (or income) and capital gains (the profits the fund earns when it sells bonds that have grown in value), and the effect of the $5 account closeout fee. You can also look at the fund's income to measure performance.
CUMULATIVE TOTAL RETURNS
PERIODS ENDED JANUARY 31, 1995                    PAST 1    LIFE OF
                                                  YEAR      FUND

Spartan Long-Term Government Bond                 -12.45%   46.65%

Lehman Brothers Long-Term Government Bond Index   -7.54%    n/a

Average General U.S. Government Bond Fund         -4.25%    n/a

Consumer Price Index                              2.80%     13.26%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year, or since the fund started on September 28, 1990. For example, if you invested $1,000 in a fund that had a 5% return over the past year, you would end up with $1,050. You can compare these figures to the Lehman Brothers Long-Term Government Bond Index - a broad measure of the performance of long-term government bonds. To measure how the fund's performance stacked up against its peers, you can also look at the average general U.S. government bond fund, which currently reflects the performance of 146 funds tracked by Lipper Analytical Services. These benchmarks include reinvested dividends and capital gains, if any. Comparing the fund's performance to the consumer price index (CPI) helps show how your fund did compared to inflation. (The CPI returns begin on the month end closest to the fund's start date.)
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED JANUARY 31, 1995                    PAST 1    LIFE OF
                                                  YEAR      FUND

Spartan Long-Term Government Bond                 -12.45%   9.21%

Lehman Brothers Long-Term Government Bond Index   -7.54%    n/a

Average General U.S. Government Bond Fund         -4.25%    n/a

Consumer Price Index                              2.80%     2.91%

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.
$10,000 OVER LIFE OF FUND
              Spartan Long-Term GoLB Long Term Gov't B
     09/30/90            10000.00            10000.00
     10/31/90            10380.00            10232.00
     11/30/90            10820.00            10663.79
     12/31/90            11019.82            10876.00
     01/31/91            11140.92            11006.51
     02/28/91            11161.10            11059.34
     03/31/91            11182.92            11102.47
     04/30/91            11367.25            11243.48
     05/31/91            11377.50            11234.48
     06/30/91            11297.11            11150.22
     07/31/91            11484.52            11325.28
     08/31/91            11901.01            11718.27
     09/30/91            12162.30            12088.57
     10/31/91            12151.72            12107.91
     11/30/91            12299.78            12173.29
     12/31/91            12934.77            12909.77
     01/31/92            12587.53            12504.41
     02/29/92            12674.34            12580.68
     03/31/92            12576.86            12444.81
     04/30/92            12631.97            12431.12
     05/31/92            12940.60            12784.17
     06/30/92            13117.72            12964.42
     07/31/92            13543.77            13507.63
     08/31/92            13577.41            13600.84
     09/30/92            13745.02            13806.21
     10/31/92            13505.68            13516.28
     11/30/92            13653.85            13578.45
     12/31/92            13976.82            13954.58
     01/31/93            14343.39            14352.28
     02/28/93            14780.90            14840.26
     03/31/93            14944.93            14875.88
     04/30/93            15017.01            14985.96
     05/31/93            15065.07            15035.41
     06/30/93            15588.43            15675.92
     07/31/93            15893.61            15939.28
     08/31/93            16394.10            16594.38
     09/30/93            16563.72            16649.14
     10/31/93            16737.16            16772.34
     11/30/93            16192.06            16337.94
     12/31/93            16304.31            16388.59
     01/31/94            16751.37            16780.28
     02/28/94            15725.77            16092.28
     03/31/94            14897.33            15384.22
     04/30/94            14586.69            15201.15
     05/31/94            14262.54            15096.26
     06/30/94            14166.33            14948.32
     07/31/94            14616.27            15459.55
     08/31/94            14493.56            15340.51
     09/30/94            14029.85            14855.75
     10/31/94            13974.77            14800.79
     11/30/94            14057.38            14894.03
     12/31/94            14305.53            15121.91
     01/31/95            14667.70            15510.00

$10,000 OVER LIFE OF FUND: Let's say you invested $10,000 in Spartan Long-Term Government Bond Fund on September 30, 1990, shortly after the fund started. As the chart shows, by January 31, 1995, the value of your investment, with dividends reinvested would have grown to $14,668 - a 46.68% increase on your initial investment. This assumes you still owned the fund on January 31, 1995 and therefore does not include the effect of the $5 account closeout fee. For comparison, look at how the Lehman Brothers Long-Term Government Bond Index did over the same period. With dividends reinvested, the same $10,000 investment would have grown to $15,510 - a 55.10% increase.
UNDERSTANDING
PERFORMANCE
How a fund did yesterday is
no guarantee of how it will do
tomorrow. Bond prices, for
example, move in the
opposite direction of interest
rates. In turn, the share price,
return, and yield of a fund
that invests in bonds will vary.
That means if you sell your
shares during a market
downturn, you might lose
money. But if you can ride out
the market's ups and downs,
you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS
      YEARS ENDED JANUARY 31,                      FROM
                                                   SEPTEMBER 28,
                                                   1990 TO

      1995   1994   1993   1992   JANUARY 31, 1991

Dividend return         4.13%     7.14%    7.69%    7.15%    1.01%

Capital appreciation    -16.58%    9.63%    6.24%    5.82%   10.38%
  return

Total return            -12.45%   16.77%   13.93%   12.97%   11.39%

DIVIDEND returns and capital appreciation returns are both part of a bond fund's total return. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or gains are reinvested. Capital appreciation and total returns include the effect of the $5 account closeout fee on an average sized account.
DIVIDENDS AND YIELD
PERIODS ENDED JANUARY 31, 1995    PAST    PAST 6         PAST 1
                                  MONTH   MONTHS         YEAR

Dividends per share               -       22.00(cents)   52.00(cents)

Annualized dividend rate          -       4.24%          4.88%

30-day annualized yield           7.16%   -              -

DIVIDENDS per share show the income paid by the fund for a set period and do not reflect any tax reclassifications. If you annualize this number, based on an average share price of $10.30 over the past six months and $10.66 over the past year, you can compare the fund's income over these two periods. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis.
FUND TALK: THE MANAGER'S OVERVIEW



MARKET RECAP
Although there was a small bond
market rally in January, sharply
rising interest rates caused a severe
downturn in U.S. bond markets
during the 12 months ended
January 31, 1995. Yields rose
sharply - and prices fell - on
virtually all types of fixed-income
investments. For the 12 months
ended January 31, 1995, the
Lehman Brothers Aggregate Bond
Index - a broad measure of
taxable bonds in the U.S. bond
market - had a total return of
-2.31%. The Federal Reserve
Board raised the federal funds rate
- the rate banks charge each other
for overnight loans - from 3.00% to
5.50% from February to
November, causing other interest
rates to rise. The Fed was hoping
to head off future inflation that might
be triggered by an improving U.S.
economy. The resulting higher
rates slowed refinancing activity in
mortgage-backed securities,
helping them to outperform
comparable Treasury bonds. The
Salomon Brothers Mortgage Index
returned -0.23% during the
period. Interest rate increases in
many foreign bond markets
followed the rate hikes in the U.S.
Weakness in the U.S. dollar,
however, helped the Salomon
Brothers World Government Bond
Index - which measures bond
market performance in the
developed world, including the
U.S. - to post a 3.66% return.
The JP Morgan Emerging Markets
Bond Index was down 21.71%, on
the heels of market corrections in
many emerging markets earlier in
the year and Mexico's devaluation
of the peso in December.
An interview with Curt Hollingsworth, Portfolio Manager of Fidelity Spartan Long-Term Government Bond Fund
Q. CURT, HOW HAS THE FUND PERFORMED?
A. It has been a difficult year for the fund. For the 12 months ended January 31, 1995, the fund had a total return of -12.45%. According to Lipper Analytical Services, the average general U.S. government bond fund had a total return of -4.25%.
Q. WHAT CAUSED THE FUND TO SHARPLY UNDERPERFORM THE AVERAGE FUND?
A. There were two reasons. First, the funds included in Lipper's average U.S. government bond fund category had an average duration that was much shorter than the duration of this fund. Duration is a measure of a fund's sensitivity to changes in interest rates. The longer the duration, the more sensitive a fund is to interest rate changes. Since many of the funds in the Lipper category aren't focused on longer-term bonds, the average duration of funds in this category was around five years. However, this fund, with its long-term focus, had a duration closer to 10 years. That means the fund was about twice as interest-rate sensitive as the funds it was compared to. Second, the fund's performance was hurt by a strategy that didn't work as I intended in a rising interest rate environment.
Q. WHAT STRATEGY WAS THAT?
A. In October 1993, the fund began using a strategy called duration averaging. This strategy was designed to profit from the long-term cyclical nature of interest rates. Using this strategy, I would lengthen the average duration of the fund after a rise in interest rates, causing it to become more aggressively positioned for a drop in interest rates. Conversely, I would invest in bonds with shorter maturities if interest rates fell, causing the fund to become more defensive by positioning it for rising interest rates.
Q. INTEREST RATES HAVE CLIMBED STEADILY OVER THE YEAR. WHAT EFFECT DID THAT
HAVE?
A. The interest rate environment was especially difficult for a longer-term bond fund, because its share price is extremely sensitive to changes in interest rates. Using duration averaging, as rates started going up more and more, the fund's duration got longer and longer, making it more vulnerable to each rate increase.
Q. ARE YOU STILL USING DURATION AVERAGING?
A. No. I stopped using this strategy in the summer of 1994, because I didn't believe it would lead to a return advantage in the foreseeable future. Instead, I believe success in this environment will be achieved through sector and security selection, while maintaining a duration neutral approach. I'm seeking to match the fund's duration to that of a government bond index. I believe it is equally likely that interest rates will go up or down over the next year, so for me to invest based on what I think will happen with interest rates would not be as constructive as focusing on adding value by investing in cheap individual securities.
Q. WHAT CAN YOU TELL US ABOUT THE STRUCTURE OF THE FUND?
A. At the end of the period, the fund had a very simple portfolio structure. More than 98% of the fund's investments was in U.S. Treasury bonds, with very small percentages in U.S. government agency issues and short-term cash investments. My feeling was that the Treasuries were more attractive than other options. As far as choosing Treasuries is concerned, I've underweighted the fund in what are known as "current" 30-year Treasury bonds. These are bonds that have been on the market for no more than three months, having been issued at one of the bond auctions that occurs quarterly. These current bonds typically trade at lower yields - and higher prices - than older 30-year bonds. That's because they're more easily tradable, making bond traders - who earn money simply by buying and selling securities - more willing to pay a premium for them. Of course, paying a premium doesn't make sense for the fund, because its goal is to provide income and to increase the value of the fund's shares, with a much longer time frame than that of bond traders. Over the past several years, as current long bonds have become older, the yields they offer have grown and their prices have fallen. This change gradually evolves over a bond's first year, and that's when they become more attractive for the fund to own.
Q. WHAT'S YOUR OUTLOOK GOING FORWARD?
A. Real yields - Treasury yields adjusted for inflation - were fairly attractive at the end of the period. Thirty-year bonds were yielding roughly 7.8%, with inflation running at about 2.8% for the past 12 months. That gives you a real yield of about 5%, which is very attractive by historical standards. One of two things may occur to change the situation. Inflation may accelerate to narrow the real yield. Or, long-term Treasury yields may fall, having the same effect. Of course, it's also possible that real yields could move even higher over the near term.
FUND FACTS
GOAL: to provide income and
increase the value of the
fund's shares by investing
mainly in long-term U.S.
government and government
agency securities.
START DATE: September 28,
1990
SIZE: as of January 31, 1995,
more than $77 million
MANAGER: Curt Hollingsworth,
since 1993; manager, Spartan
Short-Intermediate
Government Fund, since
1992; Fidelity
Short-Intermediate
Government Fund, since
1991; Spartan Limited Maturity
Government Fund, since
1988; joined Fidelity in 1983
(checkmark)
CURT HOLLINGSWORTH ON
LONG-TERM INVESTING:
"It's important to stress that -
being a fund that invests in
bonds with longer maturities
- Spartan Long-Term
Government Bond Fund can
have more volatility than
other, shorter-term bond
funds. The fund has a
duration - a measure of
interest rate sensitivity - of
about 10 years. That means
- other things being equal -
if rates rose 1%, the fund's
share price would probably
drop approximately 10%.
Looking at the past year, one
would say that interest rates
easily could rise or fall 1% in
the coming year.
"It's crucial for investors in this
fund to have a longer-term
investing horizon. If they do,
the fund should allow them to
secure today's higher yields for
a fair amount of time. Investors
with a long-term horizon
actually may be exposed to a
different type of risk in a
shorter-term fund -
reinvestment risk, which is the
risk that an investor might not
be able to reinvest short-term
returns at attractive rates.
"This is a long-term
government bond fund. As a
result, its share price is
especially sensitive to interest
rate changes. Investors in the
fund should be clear about
that, and should invest in the
fund for the long haul."
INVESTMENT CHANGES


TOP ISSUERS AS OF JANUARY 31, 1995
                             % OF FUND'S    % OF FUND'S INVESTMENTS
                             INVESTMENTS    6 MONTHS AGO

U.S. Treasury                 98.1           80.8

Tennessee Valley Authority
 (U.S. Government Agency)     0.9            1.2

EXCLUDING REPURCHASE AGREEMENTS.
AVERAGE YEARS TO MATURITY AS OF JANUARY 31, 1995
                                             6 MONTHS AGO

Years                          22.2          22.6

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL THE PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF JANUARY 31, 1995
                                             6 MONTHS AGO

Years                          9.7           10.2

DURATION SHOWS HOW MUCH A BOND'S PRICE FLUCTUATES WITH CHANGES IN
COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
ASSET ALLOCATION
AS OF JANUARY 31, 1995 AS OF JULY 31, 1994
Row: 1, Col: 1, Value: 1.6
Row: 1, Col: 2, Value: 1.5
Row: 1, Col: 3, Value: 50.0
U.S. Treasury
obligations 80.8%
U.S. government
agency
obligations 19.2%
Short-term
investments 0.0%
U.S. Treasury
obligations 98.1%
U.S. government
agency
obligations 0.9%
Short-term
investments 1.0%
Row: 1, Col: 1, Value: 0.0
Row: 1, Col: 2, Value: 19.2
Row: 1, Col: 3, Value: 80.8
INVESTMENTS JANUARY 31, 1995

Showing Percentage of Total Value of Investment in Securities


U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - 99.0%
                                    PRINCIPAL   VALUE

                                    AMOUNT      (NOTE 1)

U.S. TREASURY OBLIGATIONS - 98.1%
12 3/4%, 11/15/10$                3,200,000     $4,350,496

8 7/8%, 8/15/17                   60,175,000    66,897,751

9 1/8%, 5/15/18                   1,600,000     1,825,500

TOTAL U.S. TREASURY OBLIGATIONS                73,073,747

U.S. GOVERNMENT AGENCY OBLIGATIONS - 0.9%
Tennessee Valley Authority:

8 1/4%, 4/15/42 (Callable 2012)     500,000    487,725

6 7/8%, 12/15/43                    200,000    164,068

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS       651,793

TOTAL U.S. GOVERNMENT AND GOVERNMENT

AGENCY OBLIGATIONS (Cost $74,107,067)         73,725,540

REPURCHASE AGREEMENTS - 1.0%
                                   MATURITY

                                   AMOUNT

Investments in repurchase
agreements                         $753,122   753,000
(U.S. Treasury obligations), in a
joint trading account at 5.81%
dated 1/31/95 due 2/1/95

TOTAL INVESTMENT IN SECURITIES - 100%
(Cost $74,860,067)                             $74,478,540

INCOME TAX INFORMATION
At January 31,1995, the aggregate cost of investment securities for income tax purposes was $74,962,285. Net unrealized depreciation aggregated $483,745, of which $489,166 related to appreciated investment securities and $972,911 related to depreciated investment securities.
At January 31, 1995, the fund had a capital loss carryforward of approximately $3,934,668 which will expire on January 31, 2003.
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 JANUARY 31, 1995

ASSETS

Investment in securities, at value (including repurchase              $ 74,478,540
agreements of $753,000) (cost $74,860,067) -
See accompanying schedule

Cash                                                                   731

Receivable for fund shares sold                                        458,089

Interest receivable                                                    2,583,082

 TOTAL ASSETS                                                          77,520,442

LIABILITIES

Dividends payable                                           $ 278

Accrued management fee                                       38,964

 TOTAL LIABILITIES                                                     39,242

NET ASSETS                                                            $ 77,481,200

Net Assets consist of:

Paid in capital                                                       $ 81,478,947

Undistributed net investment income                                    567,963

Accumulated undistributed net realized gain (loss) on                  (4,186,986)
investments and foreign currency transactions

Net unrealized appreciation (depreciation) on                          (378,724)
investments and assets and liabilities in foreign
currencies

NET ASSETS, for 7,358,093 shares outstanding                          $ 77,481,200

NET ASSET VALUE, offering price and redemption price per               $10.53
share ($77,481,200 (divided by) 7,358,093 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED JANUARY 31, 1995

INVESTMENT INCOME                                                          4,160,118
Interest

EXPENSES

Management fee                                             $ 409,492

Non-interested trustees' compensation                       335

 TOTAL EXPENSES                                                            409,827

NET INVESTMENT INCOME                                                      3,750,291

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                      (4,133,739)

 Foreign currency transactions                              (696,101)      (4,829,840)

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                      (7,126,787)

 Assets and liabilities in foreign currencies               169,728        (6,957,059)

NET GAIN (LOSS)                                                            (11,786,899)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                           $ (8,036,608)
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                          YEAR ENDED       YEAR ENDED
                                                          JANUARY 31,      JANUARY 31,
                                                          1995             1994

INCREASE (DECREASE) IN NET ASSETS

Operations                                                $ 3,750,291      $ 5,493,483
Net investment income

 Net realized gain (loss)                                  (4,829,840)      5,465,921

 Change in net unrealized appreciation (depreciation)      (6,957,059)      2,639,826

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING           (8,036,608)      13,599,230
FROM OPERATIONS

Distributions to shareholders:                             (3,025,880)      (5,701,388)
From net investment income

 From net realized gain                                    (538,147)        (2,855,797)

 TOTAL DISTRIBUTIONS                                       (3,564,027)      (8,557,185)

Share transactions                                         165,444,920      131,601,595
Net proceeds from sales of shares

 Reinvestment of distributions                             3,354,463        8,169,134

 Cost of shares redeemed                                   (147,021,095)    (160,517,979)

 Net increase (decrease) in net assets resulting from      21,778,288       (20,747,250)
share transactions

  TOTAL INCREASE (DECREASE) IN NET ASSETS                  10,177,653       (15,705,205)

NET ASSETS

 Beginning of period                                       67,303,547       83,008,752

 End of period (including undistributed net investment    $ 77,481,200     $ 67,303,547
income of $567,963 and $499,970, respectively)

OTHER INFORMATION
Shares

 Sold                                                      15,527,302       10,329,522

 Issued in reinvestment of distributions                   311,436          649,261

 Redeemed                                                  (13,764,302)     (12,536,136)

 Net increase (decrease)                                   2,074,436        (1,557,353)


FINANCIAL HIGHLIGHTS
      YEARS ENDED JANUARY 31,                     SEPTEMBER 28,
                                                  1990
                                                  (COMMENCEMENT
                                                  OF
                                                  OPERATIONS) TO
                                                  JANUARY 31,


                               1995        1994       1993       1992       1991

SELECTED PER-SHARE DATA

Net asset value,               $ 12.740    $ 12.130   $ 11.600   $ 11.040   $ 10.000
beginning of period

Income from Investment          .513        .847       .847       .776       .144
Operations
Net investment income

 Net realized and               (2.093)     1.123      .703       .604       .996
 unrealized gain
(loss)

 Total from investment          (1.580)     1.970      1.550      1.380      1.140
 operations

Less Distributions              (.530) C    (.840)     (.840)     (.740)     (.100)
From net investment
 income

 From net realized gain         (.100) C    (.520)     (.180)     (.080)     -
 on investments

 Total distributions            (.630)      (1.360)    (1.020)    (.820)     (.100)

Net asset value, end           $ 10.530    $ 12.740   $ 12.130   $ 11.600   $ 11.040
of period

TOTAL RETURN B                  (12.44)%    16.79%     13.95%     12.98%     11.41%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period      $ 77,481    $ 67,304   $ 83,009   $ 62,992   $ 33,833
(000 omitted)

Ratio of expenses to            .65%        .65%       .65%       .65%       .65% A
average net assets

Ratio of net investment         5.95%       6.41%      7.35%      7.30%      7.26% A
income to average
net assets

Portfolio turnover rate         422%        153%       135%       335%       256% A


A ANNUALIZED
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C THE AMOUNTS SHOWN REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES. SEE NOTE 1 OF NOTES TO FINANCIAL STATEMENTS.
NOTES TO FINANCIAL STATEMENTS
For the period ended January 31, 1995


1. SIGNIFICANT ACCOUNTING
POLICIES.
Spartan Long-Term Government Bond Fund (the fund) is a fund of Fidelity Devonshire Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Short-term securities maturing within sixty days of their purchase date are valued either at amortized cost or original cost plus accrued interest, both of which approximate current value. Securities for which quotations are not readily available through the pricing service are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
FOREIGN CURRENCY TRANSLATION. The accounting records of the fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income receipts, and expense payments are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.
Effective February 1, 1994, the fund adopted Statement of Position (SOP) 93-4: Foreign Currency Accounting and Financial Statement Presentation for Investment Companies. In accordance with this SOP, reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. Further, as permitted under the SOP, the effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investment securities.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INVESTMENT INCOME. Interest income, which includes accretion of original issue discount, is accrued as earned.
1. SIGNIFICANT ACCOUNTING
POLICIES - CONTINUED
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for paydown gains/losses on certain securities, market discount, foreign currency transactions and losses deferred due to wash sales. The fund also utilized earnings and profits distributed to shareholders on redemption of shares as a part of the dividends paid deduction for income tax purposes.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital. Undistributed net investment income may include temporary book and tax basis differences which will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
FORWARD FOREIGN CURRENCY
CONTRACTS. The fund may use foreign currency contracts to facilitate transactions in foreign securities and to manage the fund's currency exposure. Contracts to buy generally are used to acquire exposure to foreign currencies, while contracts to sell are used to hedge the fund's investments against currency fluctuations. Also, a contract to buy or sell can offset a previous contract. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts' terms.
The U.S. dollar value of forward foreign currency contracts is determined using forward currency exchange rates supplied by a quotation service. Purchases and sales of forward foreign currency contracts having the same settlement date and broker are offset and any realized gain (loss) is recognized on the date of offset; otherwise, gain (loss) is recognized on settlement date.
REPURCHASE AGREEMENTS. The fund, through its custodian, receives delivery of the underlying securities, whose market value is required to be at least 102% of the resale price at the time of purchase. The fund's investment adviser, Fidelity Management & Research Company (FMR), is responsible for determining that the value of these underlying securities remains at least equal to the resale price.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the fund, along with other affiliated entities of FMR, may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
3. PURCHASES AND SALES
OF INVESTMENTS.
Purchases and sales of securities, other than short-term securities, aggregated $280,619,737 and $258,201, 513 respectively, of which U.S. government and government agency obligations aggregated $280,349,321 and $257,926,087, respectively.
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, FMR pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of
 .65% of the fund's average net assets.
FMR also bears the cost of providing shareholder services to the fund. To offset the cost of providing these services, FMR or its affiliates collect certain transaction fees from the fund's shareholders which amounted to $9,226 for the period.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of Fidelity Devonshire Trust and the Shareholders of Spartan Long-Term Government Bond Fund:
We have audited the accompanying statement of assets and liabilities of Fidelity Devonshire Trust: Spartan Long-Term Government Bond Fund, including the schedule of portfolio investments, as of January 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the four years in the period then ended and for the period September 28, 1990 (commencement of operations) to January 31, 1991. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of January 31, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Fidelity Devonshire Trust: Spartan Long-Term Government Bond Fund as of January 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the four years in the period then ended and for the period September 28, 1990 (commencement of operations) to January 31, 1991, in conformity with generally accepted accounting principles.
/s/COOPERS & LYBRAND L.L.P.
Boston, Massachusetts
March 7, 1995
DISTRIBUTIONS


A total of 95.93% of the dividends distributed during the fiscal year was derived from interest on U.S. Government securities which is generally exempt from state income tax.
The fund will notify shareholders in January 1996 of the applicable percentage for use in preparing 1995 income tax returns.
TO CALL FIDELITY


FOR FUND INFORMATION AND QUOTES
The Fidelity Telephone Connection offers you special automated telephone services for quotes and balances. The services are easy to use, confidential and quick. All you need is a Touch Tone telephone.
YOUR PERSONAL IDENTIFICATION NUMBER
(PIN)
The first time you call one of our automated telephone services, we'll ask you to set up your Personal Identification
Number (PIN).  The PIN assures that
only you have automated telephone
access to your account information.
Please have your Customer Number
(T-account #) handy when you call --
you'll need it to establish your PIN. If you would ever like to change your PIN, just choose the "Change your Personal
Identification Number" option when
you call. If you forget your PIN, please call a Fidelity representative at 1-800-
544-6666 for assistance.




(PHONE_GRAPHIC)(PHONE_GRAPHIC)MUTUAL FUND QUOTES*
1-800-544-8544
Just make a selection from this record-ed menu:
PRESS
 For quotes on funds you own.
1.
 For an individual fund quote.
2.
 For the ten most frequently
requested Fidelity fund quotes.
3.
 For quotes on Fidelity Select
Portfolios.(registered trademark)
4.
 To change your Personal
Identification Number (PIN).
5.
 To speak with a Fidelity
representative.
6.
(PHONE_GRAPHIC)(PHONE_GRAPHIC)MUTUAL FUND ACCOUNT
BALANCES 1-800-544-7544
Just make a selection from this record-
ed menu:
PRESS
 For balances on funds you own.
1.
 For your most recent fund activity
(purchases, redemptions, and
dividends).
2.
 To change your Personal
Identification Number (PIN).
3.
 To speak with a Fidelity
representative.
4.
* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN INVESTMENT IN
A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
TO VISIT FIDELITY


For directions and hours,
please call 1-800-544-9797.
ARIZONA
7373 N. Scottsdale Road
Scottsdale, AZ
CALIFORNIA
851 East Hamilton Avenue
Campbell, CA
527 North Brand Boulevard
Glendale, CA
19100 Von Karman Avenue
Irvine, CA
10100 Santa Monica Blvd.
Los Angeles, CA
811 Wilshire Boulevard
Los Angeles, CA
251 University Avenue
Palo Alto, CA
1760 Challenge Way
Sacramento, CA
7676 Hazard Center Drive
San Diego, CA
455 Market Street
San Francisco, CA
1400 Civic Drive
Walnut Creek, CA
COLORADO
1625 Broadway
Denver, CO
CONNECTICUT
185 Asylum Street
Hartford, CT
265 Church Street
New Haven, CT
300 Atlantic Street
Stamford, CT
DELAWARE
222 Delaware Avenue
Wilmington, DE
FLORIDA
4400 N. Federal Highway
Boca Raton, FL
90 Alhambra Plaza
Coral Gables, FL
4090 N. Ocean Boulevard
Ft. Lauderdale, FL
4001 Tamiami Trail, North
Naples, FL
1907 West State Road 434
Orlando, FL
2401 PGA Boulevard
Palm Beach Gardens, FL
8065 Beneva Road
Sarasota, FL
2000 66th Street, North
St. Petersburg, FL
GEORGIA
3525 Piedmont Road, N.E.
Atlanta, GA
1000 Abernathy Road
Atlanta, GA
HAWAII
700 Bishop Street
Honolulu, HI
ILLINOIS
215 East Erie Street
Chicago, IL
One North Franklin
Chicago, IL
540 Lake Cook Road
Deerfield, IL
1415 West 22nd Street
Oak Brook, IL
1700 East Golf Road
Schaumburg, IL
LOUISIANA
201 St. Charles Avenue
New Orleans, LA
MAINE
3 Canal Plaza
Portland, ME
MARYLAND
1 West Pennsylvania Ave.
Towson, MD
7401 Wisconsin Avenue
Bethesda, MD
MASSACHUSETTS
470 Boylston Street
Boston, MA
21 Congress Street
Boston, MA
25 State Street
Boston, MA
300 Granite Street
Braintree, MA
101 Cambridge Street
Burlington, MA
416 Belmont Street
Worcester, MA
MICHIGAN
280 North Woodward Ave.
Birmingham, MI
26955 Northwestern Hwy.
Southfield, MI
MINNESOTA
38 South Sixth Street
Minneapolis, MN
MISSOURI
700 West 47th Street
Kansas City, MO
8885 Ladue Road
Ladue, MO
200 North Broadway
St. Louis, MO
NEW JERSEY
60B South Street
Morristown, NJ
501 Route 17, South
Paramus, NJ
505 Millburn Avenue
Short Hills, NJ
NEW YORK
1050 Franklin Avenue
Garden City, NY
999 Walt Whitman Road
Melville, L.I., NY
71 Broadway
New York, NY
350 Park Avenue
New York, NY
10 Bank Street
White Plains, NY
NORTH CAROLINA
2200 West Main Street
Durham, NC
4611 Sharon Road
Charlotte, NC
OHIO
600 Vine Street
Cincinnati, OH
1903 East Ninth Street
Cleveland, OH
28699 Chagrin Boulevard
Woodmere Village, OH
OREGON
121 S.W. Morrison Street
Portland, OR
PENNSYLVANIA
1735 Market Street
Philadelphia, PA
439 Fifth Avenue
Pittsburgh, PA
TENNESSEE
5100 Poplar Avenue
Memphis, TN
TEXAS
10000 Research Boulevard
Austin, TX
7001 Preston Road
Dallas, TX
1155 Dairy Ashford
Houston, TX
1010 Lamar Street
Houston, TX
2701 Drexel Drive
Houston, TX
400 East Las Colinas Blvd.
Irving, TX
14100 San Pedro
San Antonio, TX
UTAH
215 South State Street
Salt Lake City, UT
VERMONT
199 Main Street
Burlington, VT
VIRGINIA
8180 Greensboro Drive
McLean, VA
WASHINGTON
411 108th Avenue, N.E.
Bellevue, WA
1001 Fourth Avenue
Seattle, WA
WASHINGTON, DC
1775 K Street,  N.W.
Washington, DC
WISCONSIN
222 East Wisconsin Avenue
Milwaukee, WI

INVESTMENT ADVISER
Fidelity Management & Research
  Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Curtis Hollingsworth, Vice President
Arthur S. Loring, Secretary
Stephen P. Jonas, Treasurer
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox*
Phyllis Burke Davis*
Richard J. Flynn*
Edward C. Johnson 3d
E. Bradley Jones*
Donald J. Kirk*
Peter S. Lynch
Edward H. Malone*
Marvin L. Mann*
Gerald C. McDonough*
Thomas R. Williams*
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENT
Fidelity Service Co.
Boston, MA
CUSTODIAN
Bank of New York
New York, NY
* INDEPENDENT TRUSTEES
 AUTOMATED LINES FOR QUICKEST SERVICE
FIDELITY'S TAXABLE BOND FUNDS
Capital & Income
Ginnie Mae
Global Bond
Government Securities
Intermediate Bond
Investment Grade Bond
Mortgage Securities
New Markets Income
Short-Intermediate Government
Short-Term Bond
Short-Term World Income
Spartan(registered trademark) Ginnie Mae
Spartan Government Income
Spartan High Income
Spartan Investment Grade Bond
Spartan Limited Maturity
 Government
Spartan Long-Term Government Bond
Spartan Short-Intermediate
Government
Spartan Short-Term Income
THE FIDELITY
TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Account Balances  1-800-544-7544
Exchanges/Redemptions  1-800-544-7777
Mutual Fund Quotes   1-800-544-8544
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774
 (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118
 for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
(registered trademark)






SPARTAN(REGISTERED TRADEMARK)


(REGISTERED TRADEMARK)
LONG-TERM GOVERNMENT BOND
FUND
SEMIANNUAL REPORT
JULY 31, 1995
CONTENTS


PRESIDENT'S MESSAGE    3    Ned Johnson on investing
                            strategies.

PERFORMANCE            4    How the fund has done over time.

FUND TALK              7    The manager's review of fund
                            performance, strategy and outlook.

INVESTMENT CHANGES     10   A summary of major shifts in the
                            fund's investments over the past six
                            months.

INVESTMENTS            11   A complete list of the fund's
                            investments with their market
                            values.

FINANCIAL STATEMENTS   12   Statements of assets and liabilities,
                            operations, and changes in net
                            assets,
                            as well as financial highlights.

NOTES                  16   Notes to the financial statements.


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUND. THIS REPORT IS NOT AUTHORIZED FOR DISTRIBUTION TO
PROSPECTIVE INVESTORS IN THE FUND UNLESS PRECEDED OR ACCOMPANIED BY AN
EFFECTIVE
PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC, THE
FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO
INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.
NEITHER THE FUND NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES,
CALL
1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST OR SEND MONEY.
PRESIDENT'S MESSAGE


DEAR SHAREHOLDER:
Although there have been positive market indications so far in 1995, no one can predict what lies ahead for investors. Last year, stocks posted below-average returns and bonds had one of the worst years in history. This downturn followed a period in which the investing environment was generally very positive.
These market ups and downs are a normal part of investing, and there are some basic principles that are helpful for investors to remember in different types of markets.
Keeping in mind that the effects of interest rate changes on your bond investments will only be "paper" gains or losses unless you sell your shares, staying in your bond fund may be appropriate if your investment horizon is at least a year or more. The longer your investing time frame, the more likely it is that you will retain your principal investment through both up and down markets. For example, a 10-year time frame, such as saving for a college education, enables you to weather these ups and downs in a long-term fund, which has higher potential returns. An intermediate-length fund could be appropriate if your investment horizon is two to four years, and a short-term bond fund could be the right choice if you need your money in one or two years.
If your time horizon is less than a year, you might want to consider moving some of your bond investment into a money market fund, which seeks income and a stable share price by investing in high-quality, short-term investments. Of course, there is no assurance that a money market fund will achieve its goal, and it is important to remember that money market funds are not insured or guaranteed by any agency of the U.S. government.
No matter what your investment horizon or portfolio diversity, it makes good sense to follow a regular investment plan - investing a certain amount of money at the same time each month or quarter - and to review your portfolio periodically. A periodic investment plan will not, of course, assure a profit or protect against a loss.
If you have any questions, please call us at 1-800-544-8888. We stand ready to provide the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, plus reinvestment of any dividends (or income) and capital gains (the profits the fund earns when it sells bonds that have grown in value), and the effect of the $5 account closeout fee. You can also look at the fund's income to measure performance.
CUMULATIVE TOTAL RETURNS
PERIODS ENDED JULY 31, 1995                       PAST 6   PAST 1   LIFE OF
                                                  MONTHS   YEAR     FUND

Spartan Long-Term Government Bond                 12.98%   13.38%   65.72%

Lehman Brothers Long-Term Government Bond         13.19%   13.59%   n/a
Index

Salomon Brothers Treasury/Agency 10+ Year Index   13.15%   13.87%   n/a

Average General U.S. Government Bond Fund         8.04%    8.48%    n/a

Consumer Price Index                              1.46%    2.76%    14.92%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, six months, one year, or since the fund started on September 28, 1990. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the Lehman Brothers Long-Term Government Bond Index or the Salomon Brothers Treasury/Agency Year 10+ Year Index - both broad measures of the performance of long-term government bonds. To measure how the fund's performance stacked up against its peers, you can compare it to the average general U.S. government bond fund, which reflects the performance of 185 funds with similar objectives tracked by Lipper Analytical Services over the past six months. These benchmarks include reinvested dividends and capital gains, if any. Comparing the fund's performance to the consumer price index (CPI) helps show how your fund did compared to inflation. (The CPI returns begin on the month end closest to the fund's start date.)
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED JULY 31, 1995                       PAST 1   LIFE OF
                                                  YEAR     FUND

Spartan Long-Term Government Bond                 13.38%   10.99%

Lehman Brothers Long-Term Government Bond Index   13.59%   n/a

Salomon Brothers Treasury/Agency 10+ Year Index   13.87%   n/a

Average General U.S. Government Bond Fund         8.48%    n/a

Consumer Price Index                              2.76%    2.92%

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.
$10,000 OVER LIFE OF FUND
                 Spartan Long-Term Gsb029
        09/30/90           10000.00         10000.00
        10/31/90           10380.00         10239.00
        11/30/90           10820.00         10653.68
        12/31/90           11019.82         10871.01
        01/31/91           11140.91         11001.47
        02/28/91           11161.10         11030.07
        03/31/91           11182.92         11071.98
        04/30/91           11367.26         11233.64
        05/31/91           11377.50         11220.16
        06/30/91           11297.11         11152.83
        07/31/91           11484.53         11330.16
        08/31/91           11901.01         11708.59
        09/30/91           12162.30         12089.12
        10/31/91           12151.72         12091.54
        11/30/91           12299.79         12162.88
        12/31/91           12934.78         12899.95
        01/31/92           12587.54         12502.63
        02/29/92           12674.35         12577.65
        03/31/92           12576.86         12439.29
        04/30/92           12631.97         12445.51
        05/31/92           12940.61         12774.07
        06/30/92           13117.73         12959.30
        07/31/92           13543.77         13489.33
        08/31/92           13577.41         13598.60
        09/30/92           13745.03         13791.70
        10/31/92           13505.68         13508.97
        11/30/92           13653.85         13572.46
        12/31/92           13976.82         13937.56
        01/31/93           14343.38         14365.44
        02/28/93           14780.90         14850.99
        03/31/93           14944.93         14856.93
        04/30/93           15017.02         14989.16
        05/31/93           15065.07         15031.13
        06/30/93           15588.43         15672.96
        07/31/93           15893.60         15933.13
        08/31/93           16394.09         16576.83
        09/30/93           16563.72         16648.11
        10/31/93           16737.16         16736.34
        11/30/93           16192.06         16301.20
        12/31/93           16304.32         16376.19
        01/31/94           16751.37         16764.30
        02/28/94           15725.78         16095.41
        03/31/94           14897.33         15371.11
        04/30/94           14586.69         15192.81
        05/31/94           14262.54         15097.09
        06/30/94           14166.33         14961.22
        07/31/94           14616.27         15435.49
        08/31/94           14493.56         15322.81
        09/30/94           14029.85         14847.80
        10/31/94           13974.78         14778.02
        11/30/94           14057.38         14862.25
        12/31/94           14305.54         15113.43
        01/31/95           14667.70         15532.07
        02/28/95           15057.73         15963.86
        03/31/95           15159.52         16081.99
        04/30/95           15428.71         16363.43
        05/31/95           16632.97         17661.05
        06/30/95           16846.58         17855.32
        07/31/95           16573.24         17574.99

$10,000 OVER LIFE OF FUND: Let's say you invested $10,000 in Spartan Long-Term Government Bond Fund on September 30, 1990, shortly after the fund started. As the chart shows, by July 31, 1995, the value of your investment, with dividends reinvested would have grown to $16,573 - a 65.73% increase on your initial investment. This assumes you still owned the fund on July 31, 1995 and therefore does not include the effect of the $5 account closeout fee. For comparison, look at how the Salomon Brothers Treasury/Agency 10+ Year Index did over the same period. With dividends reinvested, the same $10,000 investment would have grown to $17,575 - a 75.75% increase. Beginning with this report the fund will compare its performance to the Salomon Brothers Treasury/Agency 10+ Year Index rather than the Lehman Brothers Long-Term Government Bond Index. Although the difference in performance between the two indices is small, the Salomon Brothers Index includes fewer securities and is more straightforward to monitor on a daily basis. For comparison purposes, both indices are shown on page 4.
UNDERSTANDING
PERFORMANCE
How a fund did yesterday is
no guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield
of a fund that invests in
bonds will vary. That means if
you sell your shares during a
market downturn, you might
lose money. But if you can
ride out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS

                     SIX MONTHS    YEARS ENDED JANUARY 31,           FROM SEPTEMBER
                       ENDED                                         28, 1990 TO
                       JULY 31,

                       1995     1995     1994      1993     1992    JANUARY 31, 1991


Dividend return        3.59%    4.13%     7.14%    7.69%    7.15%    1.01%

Capital appreciation    9.39%   -16.58%    9.63%    6.24%    5.82%   10.38%
 return

Total return           12.98%   -12.45%   16.77%   13.93%   12.97%   11.39%

DIVIDEND returns and capital appreciation returns are both part of a bond fund's total return. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or gains are reinvested. Capital appreciation and total returns include the effect of the $5 account closeout fee on an average sized account.
DIVIDENDS AND YIELD
PERIODS ENDED JULY 31, 1995    PAST    PAST 6         PAST 1
                               MONTH   MONTHS         YEAR

Dividends per share            -       36.00(cents)   58.00(cents)

Annualized dividend rate       -       6.52%          5.41%

30-day annualized yield        6.30%   -              -

DIVIDENDS per share show the income paid by the fund for a set period and do not reflect any tax reclassifications. If you annualize this number, based on an average share price of $11.17 over the past six months and $10.73 over the past year, you can compare the fund's income over these two periods. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis.
FUND TALK: THE MANAGER'S OVERVIEW


An interview with Curt Hollingsworth, Portfolio Manager of Spartan Long-Term Government Bond Fund
Q. CURT, HOW HAS THE FUND PERFORMED?
A. For the six months ended July 31, 1995, the fund had a total return of 12.98%, compared to 8.04% for the average general U.S. government bond fund tracked by Lipper Analytical Services, and 13.15% for the Salomon Brothers Treasury/Agency 10+ Year Index. For the 12 months ended July 31, 1995, the fund returned 13.38%, compared to 8.48% for the average general U.S. government bond fund, and 13.87% for the Salomon Brothers index.
Q. WHAT IS MEANT BY TOTAL RETURN?
A. Risk and return are two of the most important aspects of an investment's performance. When it comes to measuring return, in my opinion total return is the best figure to look at. Instead of merely watching a fund's share price - and assuming, for example, that they've lost 5% of their money if the share price is down 5% over a year - investors are beginning to realize that they need to take into account the monthly dividends they receive that offset much of the price decline. Interest income is the main source of return for a bond fund over the long term. Fortunately, total return is easy to explain by using a "dollars in, dollars out" example. If someone invested $100 in this bond fund a year ago and reinvested all dividends and capital gains, then the investment would be worth $113.38 today. That is what is meant by a cumulative total return of 13.38%.
Q. WHAT HELPED THE FUND PERFORM
BETTER THAN THE AVERAGE FUND?
A. The funds included in Lipper's U.S. government bond fund category have an average duration that is much shorter than the duration of this fund. Duration is a measure of a fund's sensitivity to changes in interest rates. The longer the duration, the more sensitive a fund is to interest rate changes. Since many of the funds in the Lipper category aren't focused on longer-term bonds, their average duration is around five years. However, this fund, with its long-term focus, has a duration closer to 10 years. That means the fund is about twice as interest rate-sensitive as many of the funds it is compared to.
Q. AND INTEREST RATES FELL OVER THE PERIOD?
A. Right. The bond market rallied during the past six months - with yields falling and prices rising - as it became apparent that the economy was slowing. Bond investors often perceive a slower economy to be a positive backdrop, because it usually is an environment in which inflation does not threaten to erode the value of a bond's fixed-income payments. Looking at the long end of the yield curve - where you find bonds with 10- to 30-year maturities - rates dropped as well, but not as much as they did in the one- to 10-year range. As a result, at the end of July, the yield spread between 10-year and 30-year Treasuries had widened to 0.42% from 0.12% on January 31, 1995. That suggests there was good value in longer-term securities at the end of the period. An investor was being paid more for assuming the greater price volatility of longer-term bonds.
Q. HOW ARE YOU POSITIONING THE FUND?
A. The fund continues to be invested in Treasury securities. Most of the fund's investments are bulleted, or focused, on the highest yielding part of the yield curve, currently in the 20- to 25-year range. These investments have benefited the fund in two ways. First, it's intuitively appealing to own the highest yielding available Treasury issues. Second, if the yield curve changes shape, it most likely will reshape in such a way that other issues will increase in yield - and drop in price - to come closer to these issues. If that happens, the fund should benefit. This part of the curve will shift at some point, and in a few months perhaps bonds with maturities a few months shorter or longer will become the highest yielding issues. When that happens, I'll most likely swap the fund's investments into those new high-yielding issues.
Q. WHAT ABOUT INVESTMENTS WITH MATURITIES LONGER THAN 25 YEARS?
A. I've underweighted this area, because it typically trades rich, or high in price in terms of historical levels. In particular, I've not invested in what are known as "current" 30-year Treasury bonds. These are bonds that have been on the market for no more than three months. These current bonds typically trade at lower yields - and higher prices - than 30-year bonds that have been on the market longer. That's because they're more easily tradable, making bond traders - who earn money simply by buying and selling securities - more willing to pay a premium for them. Over the past several years, as current long bonds have become older, the yields they offer have grown and their prices have fallen.
Q. WHAT DO YOU SEE LOOKING OUT OVER THE NEXT SIX MONTHS?
A. It's very difficult to predict the direction of interest rates. As a result, I don't intend to actively manage the fund's duration in anticipation of interest rate changes. Instead, I will try to manage the fund so that it will have approximately the same duration as the Salomon Brothers Treasury/Agency 10+ Year Index. Duration is an estimate of how sensitive the fund's share price is to a change in comparable interest rates. Over the next six months, I may add some more bonds to the fund, in particular long-term federal agency issues. By doing so, I hope to add a little extra yield to the fund.
NOTE TO SHAREHOLDERS:
On October 1, 1995, Robert Ives will become portfolio manager of Spartan Long-Term Government Bond Fund. He also manages the Fidelity Advisor Government Investment, Fidelity Government Securities and Fidelity Advisor Annuity Government Investment funds - which he has managed since February 1995 - and Spartan Government Income Fund, which he has managed since 1993. Mr. Ives previously managed Fidelity Mortgage Securities Portfolio, Fidelity Ginnie Mae Portfolio and Spartan Ginnie Mae Fund. He joined Fidelity in 1991.
FUND FACTS
GOAL: to provide income
and growth of capital by
investing mainly in securities
issued and guaranteed by
the U.S. government or its
agencies while maintaining
an average maturity of at
least 10 years
START DATE: September
28,1990
SIZE: as of July 31, 1995,
more than $73 million
MANAGER: Curt
Hollingsworth, since 1993;
manager Spartan Limited
Maturity Government Bond
Fund, since 1988; Spartan
Short-Intermediate Government
Fund, since 1992; Fidelity
Short-Intermediate Government
Fund, since 1991;
Fidelity Institutional
Short-Intermediate
Government Portfolio, since
1987; joined Fidelity in 1983
(checkmark)
CURT HOLLINGSWORTH ON
INVESTING IN A LONG-TERM BOND
FUND:
"At the end of July,
shareholders were being
rewarded more for investing
further out on the yield curve
than they were six months ago.
On July 31, 1995, someone
investing in a 30-year Treasury
bond received a 0.42% yield
advantage over someone
investing in a 10-year Treasury
bond. On January 31, 1995,
that yield advantage was only
0.12%.
"At the same time, it's
important to stress that this
fund can have more volatility
than shorter-term bond funds.
The fund has a duration of
about 10 years. That means
- other things being equal -
if rates rose 1%, the fund's
share price would probably
drop approximately 10%.
"It's crucial for investors in this
fund to have a longer-term
investing horizon. Investors
with a long-term horizon
actually may be exposed to a
different type of risk in a
shorter-term fund -
reinvestment risk, which is the
risk that an investor may not
be able to reinvest short-term
returns at attractive rates.
"This is a long-term
government bond fund. As a
result, its share price is
especially sensitive to interest
rate changes. Investors in the
fund should be clear about
that, and should invest in the
fund for the long haul."
INVESTMENT CHANGES


TOP ISSUERS AS OF JULY 31, 1995
                             % OF FUND'S    % OF FUND'S INVESTMENTS
                             INVESTMENTS    6 MONTHS AGO

U.S. Treasury                 99.5           98.1

Tennessee Valley Authority    0.0            0.9
 (U.S. Government Agency)

EXCLUDING REPURCHASE AGREEMENTS.
AVERAGE YEARS TO MATURITY AS OF JULY 31, 1995
                                            6 MONTHS AGO

Years                         23.5          22.2

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF JULY 31, 1995
                                            6 MONTHS AGO

Years                         10.3           9.7

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
ASSET ALLOCATION
AS OF JULY 31, 1995 AS OF JANUARY 31, 1995
Row: 1, Col: 1, Value: 3.0
Row: 1, Col: 2, Value: 0.0
Row: 1, Col: 3, Value: 47.0
Row: 1, Col: 4, Value: 40.0
Row: 1, Col: 1, Value: 3.0
Row: 1, Col: 2, Value: 2.0
Row: 1, Col: 3, Value: 45.0
Row: 1, Col: 4, Value: 40.0
U.S. Treasury
obligations 99.5%
U.S. government
agency obligations 0.0%
Short-term
investments 0.5%
U.S. Treasury
obligations 98.1%
U.S. government
agency obligations 0.9%
Short-term
investments 1.0%
INVESTMENTS JULY 31, 1995 (UNAUDITED)

Showing Percentage of Total Value of Investment in Securities


U.S. TREASURY OBLIGATIONS - 99.5%

                                      PRINCIPAL     VALUE
                                      AMOUNT        (NOTE 1)

12 3/4%, 11/15/10                    $3,400,000    $4,936,358

9%, 11/15/18                          3,000,000     3,709,680

8 3/4%, 8/15/20                      46,025,000    55,783,681

12%, 8/15/23                          4,700,000     6,810,582

TOTAL U.S. TREASURY OBLIGATIONS

(Cost $67,248,126)                                 71,240,301

REPURCHASE AGREEMENTS - 0.5%
                                       MATURITY
                                       AMOUNT

Investments in repurchase agreements   $364,059   364,000
(U.S. Treasury obligations), in a
joint trading account at 5.82%
dated 7/31/95 due 8/1/95

TOTAL INVESTMENT IN SECURITIES - 100%
(Cost $67,612,126)                                $ 71,604,301

INCOME TAX INFORMATION
At July 31, 1995, the aggregate cost of investment securities for income tax purposes was $67,612,126. Net unrealized appreciation aggregated $3,992,175, of which $4,100,633 related to appreciated investment securities and $108,458 related to depreciated investment securities.
At January 31, 1995, the fund had a capital loss carryforward of approximately $3,935,000 which will expire on January 31, 2003.
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 JULY 31, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value (including repurchase                $ 71,604,301
agreements of $364,000) (cost $67,612,126) - See
accompanying schedule

Cash                                                                     578

Interest receivable                                                      2,252,551

 TOTAL ASSETS                                                            73,857,430

LIABILITIES

Payable for fund shares redeemed                            $ 472,733

Distributions payable                                        278

Accrued management fee                                       41,506

 TOTAL LIABILITIES                                                       514,517

NET ASSETS                                                              $ 73,342,913

Net Assets consist of:

Paid in capital                                                         $ 71,018,225

Undistributed net investment income                                      625,968

Accumulated undistributed net realized gain (loss)                       (2,296,258)
on investments

Net unrealized appreciation (depreciation) on                            3,994,978
investments

NET ASSETS, for 6,367,020 shares outstanding                            $ 73,342,913

NET ASSET VALUE, offering price and redemption price per                 $11.52
share ($73,342,913 (divided by) 6,367,020 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED JULY 31, 1995 (UNAUDITED)

INVESTMENT INCOME                                                      $ 2,843,337
Interest

EXPENSES

Management fee                                             $ 244,657

Non-interested trustees' compensation                       188

Interest                                                    3,595

 TOTAL EXPENSES                                                         248,440

NET INVESTMENT INCOME                                                   2,594,897

REALIZED AND UNREALIZED GAIN (LOSS)                                     1,890,728
Net realized gain (loss) on investment securities

Change in net unrealized appreciation (depreciation) on                 4,373,702
investment securities

NET GAIN (LOSS)                                                         6,264,430

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                        $ 8,859,327
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                          SIX MONTHS      YEAR ENDED
                                                          ENDED           JANUARY 31,
                                                          JULY 31,1995    1995
                                                          (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS

Operations                                                $ 2,594,897     $ 3,750,291
Net investment income

 Net realized gain (loss)                                  1,890,728       (4,829,840)

 Change in net unrealized appreciation (depreciation)      4,373,702       (6,957,059)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING           8,859,327       (8,036,608)
FROM OPERATIONS

Distributions to shareholders                              (2,536,892)     (3,025,880)
From net investment income

 From net realized gain                                    -               (538,147)

 TOTAL DISTRIBUTIONS                                       (2,536,892)     (3,564,027)

Share transactions                                         80,964,620      165,444,920
Net proceeds from sales of shares

 Reinvestment of distributions                             2,400,228       3,354,463

 Cost of shares redeemed                                   (93,825,570)    (147,021,095)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING           (10,460,722)    21,778,288
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                  (4,138,287)     10,177,653

NET ASSETS

 Beginning of period                                       77,481,200      67,303,547

 End of period (including undistributed net investment    $ 73,342,913    $ 77,481,200
income of $625,968 and $567,963, respectively)

OTHER INFORMATION
Shares

 Sold                                                      7,132,808       15,527,302

 Issued in reinvestment of distributions                   217,349         311,436

 Redeemed                                                  (8,341,230)     (13,764,302)

 Net increase (decrease)                                   (991,073)       2,074,436


FINANCIAL HIGHLIGHTS

                             SIX MONTHS        YEARS ENDED JANUARY 31,                SEPTEMBER 28,
                             ENDED                                                    1990
                             JULY 31, 1995                                            (COMMENCEMENT
                                                                                      OF
                                                                                      OPERATIONS) TO
                                                                                      JANUARY 31,

                             (UNAUDITED)  1995       1994 C     1993       1992       1991



SELECTED PER-SHARE DATA

Net asset value,               $ 10.530   $ 12.740   $ 12.130   $ 11.600   $ 11.040   $ 10.000
beginning of
period

Income from                     .381 D     .513       .847       .847       .776       .144
Investment
Operations
Net investment
 income

 Net realized and               .969       (2.093)    1.123      .703       .604       .996
 unrealized
 gain (loss)

 Total from                     1.350      (1.580)    1.970      1.550      1.380      1.140
 investment
 operations

Less Distributions              (.360)     (.530)     (.840)     (.840)     (.740)     (.100)
From net invest-
ment income

 From net real-                 -          (.100)     (.520)     (.180)     (.080)     -
 ized gain on
 investments

 Total distributions            (.360)     (.630)     (1.360)    (1.020)    (.820)     (.100)

Net asset value,               $ 11.520   $ 10.530   $ 12.740   $ 12.130   $ 11.600   $ 11.040
end of period

TOTAL RETURN B                  12.99%     (12.44)    16.79%     13.95%     12.98      11.41%
                                          %                                %

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of             $ 73,343   $ 77,481   $ 67,304   $ 83,009   $ 62,992   $ 33,833
period (000
omitted)

Ratio of expenses               .66%       .65%       .65%       .65%       .65        .65%
to average net                 A, E                                        %          A
assets

Ratio of net invest-            6.91% A    5.95%      6.41%      7.35%      7.30       7.26%
ment income to                                                             %          A
average net
assets

Portfolio turnover              364% A     422%       153%       135%       335        256%
rate                                                                       %          A


A ANNUALIZED
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
C EFFECTIVE FEBRUARY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
D INCLUDES INTEREST EXPENSE OF $.001 PER SHARE.
E INCLUDES INTEREST EXPENSE OF .01% OF AVERAGE NET ASSETS.
NOTES TO FINANCIAL STATEMENTS
For the period ended July 31, 1995 (Unaudited)


1. SIGNIFICANT ACCOUNTING POLICIES.
Spartan Long-Term Government Bond Fund (the fund) is a fund of Fidelity Devonshire Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Short-term securities maturing within sixty days of their purchase date are valued either at amortized cost or original cost plus accrued interest, both of which approximate current value. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes substantially all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INVESTMENT INCOME. Interest income, which includes accretion of original issue discount, is accrued as earned.
EXPENSES. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for paydown gains/losses on certain securities, market discount, foreign currency transactions and losses deferred due to wash sales.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Undistributed net investment income and accumulated undistributed net realized gain (loss) on investments may include temporary book and tax basis differences which will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year.
1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the fund, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
REPURCHASE AGREEMENTS. The fund, through its custodian, receives delivery of the underlying U.S. Treasury or Federal Agency Securities, the market value of which is required to be at least equal to the repurchase price. For term repurchase agreement transactions, the underlying securities are marked-to-market daily and maintained at a value at least equal to the repurchase price. The fund's investment adviser, FMR, is responsible for determining that the value of the underlying securities remains in accordance with the market value requirements stated above.
3. PURCHASES AND SALES OF INVESTMENTS.
Purchases and sales of long-term U.S. government and government agency obligations aggregated $132,710,438 and $141,460,107, respectively.
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, FMR pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of
 .65% of the fund's average net assets.
FMR also bears the cost of providing shareholder services to the fund. To offset the cost of providing these services, FMR or its affiliates collect certain transaction fees from the fund's shareholders which amounted to $3,377 for the period.
5. BANK BORROWINGS.
The fund is permitted to have bank borrowings for temporary or emergency purposes to fund shareholder redemptions. The fund has established borrowing arrangements with certain banks. Under the most restrictive arrangement, the fund must pledge to the bank securities having a market value in excess of 220% of the total bank borrowings. The interest rate on the borrowings is the bank's base rate, as revised from time to time. The maximum loan and the average daily loan balances during the periods for which loans were outstanding amounted to $2,218,000 and $1,434,286, respectively. The weighted average interest rate was 6.45%.
TO CALL FIDELITY


FOR FUND INFORMATION AND QUOTES
The Fidelity Telephone Connection offers you special automated telephone services for quotes and balances. The services are easy to use, confidential and quick. All you need is a Touch Tone telephone.
YOUR PERSONAL IDENTIFICATION NUMBER
(PIN)
The first time you call one of our automated telephone services, we'll ask you to set up your Personal Identification
Number (PIN).  The PIN assures that
only you have automated telephone
access to your account information.
Please have your Customer Number
(T-account #) handy when you call -
you'll need it to establish your PIN. If you would ever like to change your PIN, just choose the "Change your Personal
Identification Number" option when
you call. If you forget your PIN, please call a Fidelity representative at 1-800-
544-6666 for assistance.




(PHONE_GRAPHIC)(PHONE_GRAPHIC)MUTUAL FUND QUOTES*
1-800-544-8544
Just make a selection from this record-ed menu:
PRESS
 For quotes on funds you own.
1.
 For an individual fund quote.
2.
 For the ten most frequently
requested Fidelity fund quotes.
3.
 For quotes on Fidelity Select
Portfolios(registered trademark).
4.
 To change your Personal
Identification Number (PIN).
5.
 To speak with a Fidelity
representative.
6.
(PHONE_GRAPHIC)(PHONE_GRAPHIC)MUTUAL FUND ACCOUNT
BALANCES 1-800-544-7544
Just make a selection from this record-
ed menu:
PRESS
 For balances on funds you own.
1.
 For your most recent fund activity
(purchases, redemptions, and
dividends).
2.
 To change your Personal
Identification Number (PIN).
3.
 To speak with a Fidelity
representative.
4.
* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN INVESTMENT IN
A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
TO WRITE FIDELITY


If more than one address is listed, please locate the address that is closest to you. We'll give your correspondence immediate attention and send you written confirmation upon completion of your request.
(LETTER_GRAPHIC)MAKING CHANGES
TO YOUR ACCOUNT
(such as changing name, address, bank, etc.)
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0002
(LETTER_GRAPHIC)FOR NON-RETIREMENT
ACCOUNTS
BUYING SHARES
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0003
OVERNIGHT EXPRESS
Fidelity Investments
100 Crosby Parkway - KP2C
Covington, KY 41015-4399
SELLING SHARES
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
OVERNIGHT EXPRESS
Fidelity Investments
Attn: Redemptions - CP6I
400 East Las Colinas Blvd.
Irving, TX 75309-5517
GENERAL CORRESPONDENCE
Fidelity Investments
P.O. Box 193
Boston, MA 02210-0193
(LETTER_GRAPHIC)FOR RETIREMENT
ACCOUNTS
BUYING SHARES
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0003
SELLING SHARES
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
OVERNIGHT EXPRESS
Fidelity Investments
Attn: Redemptions - CP6R
400 East Las Colinas Blvd.
Irving, TX 75309-5517
GENERAL CORRESPONDENCE
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
INVESTMENT ADVISER
Fidelity Management & Research
 Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Curtis Hollingsworth, Vice President
Fred L. Henning, Jr., Vice President
Arthur S. Loring, Secretary
Kenneth A. Rathgeber, Treasurer
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox*
Phyllis Burke Davis*
Richard J. Flynn*
Edward C. Johnson 3d
E. Bradley Jones*
Donald J. Kirk*
Peter S. Lynch
Edward H. Malone*
Marvin L. Mann*
Gerald C. McDonough*
Thomas R. Williams*
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENT
Fidelity Service Co.
Boston, MA
CUSTODIAN
Bank of New York
New York, NY
FIDELITY'S TAXABLE BOND FUNDS
Capital & Income
Ginnie Mae
Global Bond
Government Securities
Intermediate Bond
Investment Grade Bond
Mortgage Securities
New Markets Income
Short-Intermediate Government
Short-Term Bond
Short-Term World Income
Spartan(registered trademark) Ginnie Mae
Spartan Government Income
Spartan High Income
Spartan Investment Grade Bond
Spartan Limited Maturity
 Government
Spartan Long-Term Government Bond
Spartan Short-Intermediate
Government
Spartan Short-Term Income
THE FIDELITY TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Account Balances  1-800-544-7544
Exchanges/Redemptions  1-800-544-7777
Mutual Fund Quotes   1-800-544-8544
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774
 (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118
 for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
(registered trademark)
* INDEPENDENT TRUSTEES
 AUTOMATED LINES FOR QUICKEST SERVICE






(2_FIDELITY_LOGOS)SPARTAN(registered trademark)

GOVERNMENT INCOME
FUND
ANNUAL REPORT
APRIL 30, 1995
CONTENTS


PRESIDENT'S MESSAGE      3    Ned Johnson on investing
                              strategies.

PERFORMANCE              4    How the fund has done over time.

FUND TALK                7    The manager's review of fund
                              performance, strategy and outlook.

INVESTMENT CHANGES       10   A summary of major shifts in the
                              fund's investments over the past six
                              months.

INVESTMENTS              11   A complete list of the fund's
                              investments with their market
                              values.

FINANCIAL STATEMENTS     15   Statements of assets and liabilities,
                              operations, and changes in net
                              assets,
                              as well as financial highlights.

NOTES                    19   Notes to the financial statements.

REPORT OF INDEPENDENT    21   The auditors' opinion.
ACCOUNTANTS


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUND. THIS REPORT IS NOT AUTHORIZED
FOR
DISTRIBUTION TO PROSPECTIVE INVESTORS IN THE FUND UNLESS PRECEDED OR ACCOMPANIED BY
AN EFFECTIVE PROSPECTUS. MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS
OF, OR
GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE
FDIC, THE
FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT
RISK,
INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. NEITHER THE FUND NOR FIDELITY DISTRIBUTORS
CORPORATION IS A BANK. FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES
AND EXPENSES, CALL 1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU
INVEST OR SEND MONEY.
PRESIDENT'S MESSAGE


DEAR SHAREHOLDER:
Although there have been some positive market indications so far in 1995, no one can predict what lies ahead for investors. Last year, stocks posted below-average returns and bonds had one of the worst years in history. This downturn followed a period in which the investing environment was generally very positive.
These market ups and downs are a normal part of investing, and there are some basic principles that are helpful for investors to remember in different types of markets.
Keeping in mind that the effects of interest rate changes on your bond investments will only be "paper" gains or losses unless you sell your shares, staying in your bond fund may be appropriate if your investment horizon is at least a year or more. The longer your investing time frame, the more likely it is that you will retain your principal investment through both up and down markets. For example, a 10-year time frame, such as saving for a college education, enables you to weather these ups and downs in a long-term fund, which has higher potential returns. An intermediate-length fund could be appropriate if your investment horizon is two to four years, and a short-term bond fund could be the right choice if you need your money in one or two years.
If your time horizon is less than a year, you might want to consider moving some of your bond investment into a money market fund, which seeks income and a stable share price by investing in high-quality, short-term investments. Of course, there is no assurance that a money market fund will achieve its goal, and it is important to remember that money market funds are not insured or guaranteed by any agency of the U.S. government.
No matter what your investment horizon or portfolio diversity, it makes good sense to follow a regular investment plan - investing a certain amount of money at the same time each month or quarter - and to review your portfolio periodically. A periodic investment plan will not, of course, assure a profit or protect against a loss.
If you have any questions, please call us at 1-800-544-8888. We stand ready to provide the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. Each figure includes changes in a fund's share price, reinvestment of any dividends (or income) and capital gains (the profits the fund earns when it sells bonds that have grown in value), and the effect of the $5 account closeout fee. You can also look at the fund's income to measure performance.
CUMULATIVE TOTAL RETURNS
PERIODS ENDED APRIL 30, 1995                PAST 1   PAST 5   LIFE OF
                                            YEAR     YEARS    FUND

Spartan Government Income                   7.31%    50.91%   71.52%

Lehman Brothers Government Bond Index       6.51%    55.76%   n/a

Salomon Brothers Treasury/Agency Index      6.50%    55.80%   n/a

Average General U.S. Government Bond Fund   5.32%    48.78%   n/a

Consumer Price Index                        3.05%    17.84%   26.06%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, one year, five years or since the fund started on December 20, 1988. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the performance of the Lehman Brothers Government Bond Index and the Salomon Brothers Treasury/Agency Index - both broad measures of the performance of U.S. government bonds. To measure how the fund's performance stacked up against its peers, you can compare it to the average general U.S. government bond fund, which reflects the performance of 153 funds with similar objectives tracked by Lipper Analytical Services over the past 12 months. This benchmark includes reinvested dividends and capital gains, if any. Comparing the fund's performance to the consumer price index (CPI) helps show how your fund did compared to inflation. (The CPI returns begin on the month end closest to the fund's start date.)
AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED APRIL 30, 1995                PAST 1   PAST 5   LIFE OF
                                            YEAR     YEARS    FUND

Spartan Government Income                   7.31%    8.58%    8.85%

Lehman Brothers Government Bond Index       6.51%    9.27%    n/a

Salomon Brothers Treasury/Agency Index      6.50%    9.27%    n/a

Average General U.S. Government Bond Fund   5.32%    8.25%    n/a

Consumer Price Index                        3.05%    3.34%    3.72%

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.
$10,000 OVER LIFE OF FUND
              Spartan GovernmeGovernment Bond
     12/31/88        10000.00        10000.00
     01/31/89        10175.40        10127.14
     02/28/89        10097.77        10044.69
     03/31/89        10104.09        10106.16
     04/30/89        10313.81        10322.92
     05/31/89        10606.34        10566.35
     06/30/89        10945.27        10918.90
     07/31/89        11196.69        11149.49
     08/31/89        10999.20        10961.86
     09/30/89        11064.30        11009.01
     10/31/89        11349.29        11293.91
     11/30/89        11477.31        11403.28
     12/31/89        11522.54        11422.54
     01/31/90        11374.73        11260.83
     02/28/90        11423.41        11283.30
     03/31/90        11432.64        11280.83
     04/30/90        11290.09        11181.34
     05/31/90        11644.07        11493.15
     06/30/90        11829.42        11675.10
     07/31/90        12017.07        11824.47
     08/31/90        11838.33        11659.80
     09/30/90        11934.42        11771.63
     10/31/90        12100.99        11963.96
     11/30/90        12373.82        12229.11
     12/31/90        12578.79        12418.22
     01/31/91        12724.51        12551.54
     02/28/91        12819.09        12623.38
     03/31/91        12879.74        12687.57
     04/30/91        13014.50        12826.81
     05/31/91        13078.93        12876.68
     06/30/91        13080.97        12858.41
     07/31/91        13251.78        13010.99
     08/31/91        13535.40        13312.68
     09/30/91        13808.89        13591.90
     10/31/91        13957.31        13710.90
     11/30/91        14056.63        13848.41
     12/31/91        14478.80        14320.21
     01/31/92        14300.44        14097.27
     02/29/92        14396.78        14152.33
     03/31/92        14350.80        14069.62
     04/30/92        14452.94        14158.25
     05/31/92        14693.76        14419.45
     06/30/92        14881.81        14626.10
     07/31/92        15120.92        14994.69
     08/31/92        15198.56        15134.43
     09/30/92        15326.05        15348.48
     10/31/92        15148.12        15127.02
     11/30/92        15271.77        15100.85
     12/31/92        15509.68        15355.14
     01/31/93        15678.93        15681.27
     02/28/93        15894.54        15995.31
     03/31/93        15936.86        16048.88
     04/30/93        16060.21        16172.32
     05/31/93        16126.32        16154.55
     06/30/93        16393.84        16513.02
     07/31/93        16488.93        16613.75
     08/31/93        16709.99        16984.57
     09/30/93        16688.52        17049.50
     10/31/93        16720.05        17113.94
     11/30/93        16522.77        16926.31
     12/31/93        16648.04        16991.73
     01/31/94        16896.90        17224.29
     02/28/94        16548.51        16859.65
     03/31/94        16104.32        16480.43
     04/30/94        15876.72        16350.82
     05/31/94        15892.04        16329.84
     06/30/94        15850.88        16292.31
     07/31/94        16166.61        16591.78
     08/31/94        16192.41        16594.99
     09/30/94        15955.73        16361.19
     10/31/94        15947.78        16348.85
     11/30/94        15923.80        16318.97
     12/31/94        16050.98        16418.22
     01/31/95        16365.69        16723.86
     02/28/95        16727.36        17083.82
     03/31/95        16810.08        17190.96
     04/28/95        17039.29        17415.63
$10,000 OVER LIFE OF FUND: Let's say you invested $10,000 in Spartan Government Income Fund on December 31, 1988, shortly after the fund started. As the chart shows, by April 30, 1995, the value of your investment would have grown to $17,039 - a 70.39% increase on your initial investment. This assumes you still owned the fund on April 30, 1995, and therefore does not include the effect of the $5 account closeout fee. For comparison, look at how the Salomon Brothers Treasury/Agency Index did over the same period. With dividends reinvested, the same $10,000 investment would have grown to $17,433 - a 74.33% increase. Beginning with this report the fund will compare its performance to the Salomon Brothers Treasury/Agency Index rather than the Lehman Brothers Government Bond Index. Although the difference in performance between the indexes is small, the Salomon Brothers Treasury/Agency Index includes fewer securities and is more straightforward to monitor on a daily basis. For comparison purposes, both indexes are shown on Performance: The Bottom Line, Page 4. UNDERSTANDING
PERFORMANCE
How a fund did yesterday is no
guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield of
a fund that invests in bonds
will vary. That means if you
sell your shares during a
market downturn, you might
lose money. But if you can ride
out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS
      YEARS ENDED APRIL 30,

                             1995     1994     1993     1992     1991

Dividend return               7.82%   5.09%    6.81%    8.22%    9.19%

Capital appreciation return   -0.51   -6.24%   4.30%    2.82%    6.07%
                              %

Total return                  7.31%   -1.15%   11.11%   11.04%   15.26%

DIVIDEND returns and capital appreciation returns are both part of a bond fund's total return. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or gains are reinvested. Capital appreciation and total returns include the effect of the $5 account closeout fee on an average sized account.
DIVIDENDS AND YIELD
PERIODS ENDED APRIL 30, 1995    PAST          PAST 6         PAST
                                MONTH         MONTHS         YEAR

Dividends per share             5.46(cents)   41.87(cents)   74.46(cents)

Annualized dividend rate        6.68%         8.66%          7.58%

30-day annualized yield         6.51%         -              -

DIVIDENDS per share show the income paid by the fund for a set period. If you annualize this number, based on an average share price of $9.94 over the past month, $9.75 over the past six months and $9.82 over the past year, you can compare the fund's income over these three periods. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis.
FUND TALK: THE MANAGER'S OVERVIEW



MARKET RECAP
A rally starting in mid-November
1994 helped resuscitate the U.S.
bond market, which had been
reeling from several months of
sharply rising interest rates. For
the 12 months ended April 30,
1995, the Lehman Brothers
Aggregate Bond Index - a broad
measure of U.S. taxable bonds -
had a total return of 6.51%. During
the period, the Federal Reserve
Board raised the federal funds
rate - the rate banks charge
each other for overnight loans -
to 6.00%. From March 1994
through October 1994, these
actions, combined with a
strengthening economy,
sparked inflation fears, leading to
a sharp sell-off in the bond
markets. However, from
November 1994 through April
1995 prices in the taxable bond
market rebounded. Investors
gained confidence that the
economy was beginning to slow -
reducing the risk of inflation -
and that the Fed may have been
nearing the end of its interest-rate
increases. Outside of the U.S.,
interest rates in many foreign
markets moved higher - and
prices lower - through 1994,
before rebounding with the U.S.
market during the first four
months of 1995.
An interview with Robert Ives,
Portfolio Manager of Spartan
Government Income Fund
Q. BOB, HOW DID THE FUND PERFORM?
A. Despite a volatile interest rate environment, the fund came through the past 12 months in relatively good shape. For the year ended April 30, 1995, the fund had a total return of 7.31%. That topped the average U.S. government bond fund, which returned 5.32% for the same period, as tracked by Lipper Analytical Services, and the Salomon Brothers Treasury/Agency Index, which returned 6.50% for the period.
Q. WHY DID THE FUND DO BETTER THAN THE AVERAGE?
A. I kept the fund's duration - which is a measure of how sensitive its share price is to changes in interest rates - in line with the bond market as a whole throughout the year. Essentially what it boils down to is that I don't make bets on the direction of interest rates. Many other funds of this type do, and may have been caught by surprise when interest rates started rising in early 1994 and again when bond yields peaked later in the year. In my view, it's very difficult to predict where interest rates are headed. Going forward I'll be measuring the fund's performance more closely against the Salomon Brothers Treasury/Agency Index, and as a result, will tend to match the fund's duration with that of the Index. So I'll try to add value by picking the most attractive sectors and individual issues within those sectors.
Q. CAN YOU GIVE US AN EXAMPLE?
A. Sure. In general, agency issues have been attractive relative to U.S. Treasury securities over the past several months. That's because agency issues offered higher yields than U.S. Treasury securities with similar maturities. This yield advantage is known as a yield spread. Recently, the yield spread diminished somewhat. So agency issues added capital appreciation as well as additional yield to the fund's total return. Within the agency sector, I focused on AID Israel bonds, issued by the Agency for International Development, and Guaranteed Export Trust bonds, which are used to help U.S. exporters. Both types are backed by the full faith and credit of the United States and as such, carry the same credit rating as U.S. Treasuries.
Q. THE FUND'S STAKE IN U.S. TREASURY SECURITIES HAS BEEN STEADILY RISING OVER THE PAST SIX MONTHS. WHAT'S THE REASONING BEHIND THAT MOVE?
A. In the beginning of 1995, the bond market rallied and the yield spread between U.S. Treasuries and mortgage-backed securities narrowed. As that occurred, the prices of many mortgage securities rose. I sold many of the fund's mortgage securities at a profit, and put the proceeds in Treasuries.
Q. WHAT TYPES OF MORTGAGE SECURITIES DO YOU STILL FAVOR?
A. Of the roughly 19% of the fund invested in mortgage-backed securities at the end of the period, about half were in seasoned mortgages, which contain mortgage securities that have been outstanding for 10 years or more. Homeowners who hold these mortgages have had several opportunities to refinance, but so far haven't done so. For that reason, fewer of the loans underlying these bonds are likely to be "prepaid," or have their principal returned to investors before the bonds' maturity dates. Mortgage securities containing loans that are less likely to prepay early can earn a higher total return. Seasoned mortgage securities are attractive because they also offer a yield advantage over U.S. Treasury securities. PAC bonds - planned amortization class bonds - were another type of mortgage security I favored during various times during the period. PACs can be difficult to understand and in 1994 the market overestimated what impact slowing prepayments would have on them. I bought these bonds at a time when I thought they were priced inexpensively relative to their value, and they added not only additional yield to the fund, but capital appreciation as well.
Q. IN HINDSIGHT, DO YOU HAVE ANY REGRETS?
A. Determining when a particular sector is at its exact peak or bottom is difficult - if not impossible. That said, my timing moving in and out of sectors didn't always work out exactly as I had anticipated.
Q. CAN THE BOND MARKET CONTINUE ITS RECENT STRONG PERFORMANCE?
A. In my view, it's unclear where the economy goes from here - into a recession or back to growing at a moderate pace. Consumers drive about two-thirds of the economy. Their spending has slowed, and what consumers do going forward will have very important implications for the economy. I'll be watching economic data over the coming months, trying to see if the economy is moving one way or the other. That said, it may be difficult for the bond market going forward to match the returns we've seen so far this year.

FUND FACTS
GOAL: high current income
by investing mainly in
securities of any maturity
issued or guaranteed by the
U.S. government and its
agencies
START DATE: December 20,
1988
SIZE: as of April 30, 1995,
more than $239 million
MANAGER: Robert Ives, since
1993; manager, Fidelity
Advisor Government
Investment and Fidelity
Advisor Annuity Government
Investment, and Fidelity
Government Securities funds
since February 1995; Fidelity
Mortgage Securities
Portfolio, January 1993 -
August 1993; Fidelity Ginnie
Mae Portfolio, 1993 -
February 1995; Spartan
Ginnie Mae Fund, 1993 -
February 1995; joined Fidelity
in 1991
(checkmark)
ROBERT IVES ON HIS INVESTMENT
PHILOSOPHY:
"I generally don't position the
fund to take advantage of
rising or falling interest rates.
Instead, I keep the fund's
duration - a measure of how
sensitive the fund's share
price is to changes in interest
rates - in line with the bond
market in general. In my view,
finding sectors - and
individual issues within those
sectors - that offer the best
value is the most prudent way
to achieve total return. With
this strategy I try to buy
securities when they are
inexpensive - based on what
I believe to be their actual
value - before the market
comes to the same
conclusion. I look for
opportunities with good
risk/reward trade-offs -
those situations where I feel
there is a combination of low
risk and higher potential for
gain. I also seek to diversify
my investments, so that the
fund's performance is not
overly dependent on the
performance of a particular
type or class of security."
DISTRIBUTIONS
A total of 39.02% of the
dividends distributed during
the fiscal year was derived
from interest on U.S.
government securities that is
generally exempt from state
income tax.
The fund will notify
shareholders in January 1996
of the applicable percentage
for use in preparing 1995
income tax returns.
INVESTMENT CHANGES


COUPON DISTRIBUTION AS OF APRIL 30, 1995
                    APRIL 30, 1995
                    % OF FUND'S INVESTMENTS    % OF FUND'S INVESTMENTS
                                               6 MONTHS AGO

 Under 6 %           19.5                       0.4

 6 -  6.99%          8.8                        15.8

 7 -  7.99%          8.3                        19.6

 8 -  8.99%          29.8                       19.6

 9 -  9.99%          22.1                       16.3

10 - 10.99%          2.0                        6.9

11 - 11.99%          1.5                        1.3

12 - 12.99%          5.4                        13.5

13% and over         0.5                        0.5

Zero Coupon Bonds    0.2                        3.5

COUPON DISTRIBUTION SHOWS THE RANGE OF STATED INTEREST RATES ON THE FUND'S INVESTMENTS, EXCLUDING REPURCHASE AGREEMENTS.
AVERAGE YEARS TO MATURITY AS OF APRIL 30, 1995
                    APRIL 30, 1995
                                               6 MONTHS AGO

Years               9.3                        10.3

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF APRIL 30, 1995
                   APRIL 30, 1995
                                               6 MONTHS AGO

Years               4.7                        5.3

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
ASSET ALLOCATION
APRIL 30, 1995
AS OF APRIL 30, 1995 AS OF OCTOBER 31, 1994
Row: 1, Col: 1, Value: 1.9
Row: 1, Col: 2, Value: 14.9
Row: 1, Col: 3, Value: 64.3
Row: 1, Col: 4, Value: 18.9
Mortgage-backed
securities 35.9%**
U.S. government
and government
agency
obligations 48.2%
CMO's and other
mortgage related
securities 13.3%
Other 2.6%
GNMA SECURITIES 12.4%
Mortgage-backed
securities 18.9%*
U.S. government
and government
agency
obligations 64.3%
CMO's and other
mortgage related
securities 14.9%
Other 1.9%
GNMA SECURITIES 1.1%
Row: 1, Col: 1, Value: 2.6
Row: 1, Col: 2, Value: 13.3
Row: 1, Col: 3, Value: 48.2
Row: 1, Col: 4, Value: 35.9
*
**
INVESTMENTS APRIL 30, 1995

Showing Percentage of Total Value of Investment in Securities


U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - 64.3%
APRIL 30, 1995
U.S. TREASURY OBLIGATIONS - 46.8%
                               PRINCIPAL      VALUE
                                AMOUNT         (NOTE 1)

8%, 10/15/96                   $16,607,000    $16,952,093

4 3/8%, 11/15/96                18,240,000     17,672,918

7 1/4%, 11/30/96                 6,285,000      6,350,804

5 3/8%, 5/31/98                  7,100,000      6,827,076

6 1/4%, 2/15/03                    830,000        790,318

9%, 11/15/18                    23,470,000     27,390,194

8 7/8%, 2/15/19                 15,000,000     17,310,900

8 1/8%, 8/15/19                  6,505,000      6,965,424

12%, 8/15/23                     7,200,000      10,013,616

                                               110,273,343

U.S. GOVERNMENT AGENCY OBLIGATIONS - 17.5%

Federal Home Loan Bank:

7.59%, 12/23/96                     270,000       273,670

4.55%, 8/3/98 (callable)          2,500,000     2,364,000

5.92%, 3/18/99                      450,000       433,476

Federal Home Loan Mortgage
Corp. 6.47%, 7/7/97                 430,000       426,842

Federal National Mortgage Association:

5.24%, 7/15/98                    4,870,000     4,617,369

4.70%, 9/10/98                      590,000       548,654

4.94%, 10/30/98                     600,000       560,625

0%, 11/30/99                        606,000       438,435

Government Trust Certificates (assets of Trust guaranteed by

U.S. government through Defense Security Assistance

Agency):

Class 1-C, 9 1/4%, 11/15/01       2,825,000     3,032,553

Class T-2, 9 5/8%, 5/15/02        2,330,000     2,517,868

Government Trust Certificates, (assets of Trust guaranteed by

U.S. Government through Export-Import Bank):

Series 1992-A, 7.02%, 9/1/04        845,500       838,292

Series 1994-F, 8.178%,
12/15/04                         13,810,673    14,254,189

Private Export Funding
Corp. 5.65%, 3/15/03                280,000       264,765

State of Israel (guaranteed by U.S. Government through

Agency for International Development)

4 7/8%, 9/15/98                   1,060,000     993,088

8%, 11/15/01                      6,000,000     6,220,440


6 1/8%, 3/15/03                   1,200,000    1,116,750

8 1/2%, 4/1/06                      780,000      828,750

Student Loan Marketing
Association 8.14%, 10/15/03         650,000      678,361

U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - CONTINUED
APRIL 30, 1995
                                   PRINCIPAL     VALUE
                                    AMOUNT      (NOTE 1)

U.S. GOVERNMENT AGENCY OBLIGATIONS - CONTINUED
Tennessee Valley Authority
8 1/4%, 11/15/96                  $570,000     $582,648

Twelve Federal Land Banks
7.95%, 10/21/96                    290,000      295,075

                                             41,285,850

TOTAL U.S. GOVERNMENT AND
GOVERNMENT AGENCY OBLIGATIONS
(Cost $149,953,369)                         151,559,193

U.S. GOVERNMENT AGENCY - MORTGAGE-BACKED SECURITIES - 18.9%
APRIL 30, 1995
FEDERAL HOME LOAN MORTGAGE CORPORATION - 13.5%
6 1/2%, 5/1/08                  1,157,296     1,109,188

7 1/2%, 6/1/07                    892,776       881,385

8%, 2/1/17 to 3/1/17            1,536,674     1,528,944

8 1/2%, 7/1/08 to 11/1/19       2,481,446     2,523,972

9%, 8/1/08 to 4/1/20            2,484,929     2,564,169

9 1/2%, 6/1/09 to 8/1/24       14,719,735    15,294,224

10%, 3/1/10 to 8/1/21           4,338,165    4,649,154

10 1/2%, 10/1/15 to 1/1/16        146,169      156,687

12%, 9/1/03 to 12/1/15            243,275      264,393

12 1/4%, 3/1/11 to 11/1/15        679,274      736,835

12 1/2%, 2/1/14 to 6/1/19       1,330,808    1,471,196

13%, 12/1/97 to 6/1/16            532,983      591,356

13 1/2%, 10/1/11                    1,175        1,323

                                            31,772,826

FEDERAL NATIONAL MORTGAGE ASSOCIATION - 4.3%
6 1/2%, 1/1/24                        960          887

7%, 11/1/06                       568,431      554,954

7.778%, 7/1/01                  5,000,000    5,075,000

8 1/4%, 12/1/01                 1,994,737    2,062,059

11%, 8/1/10                    1,096,596    1,189,104

11 1/4%, 5/1/14                  489,152      529,566

12 1/2%, 3/1/16                  156,323      173,518

13%, 9/1/13                      100,873      112,978

13 1/2%, 5/1/11 to 11/1/14       317,216      356,868

                                           10,054,934

GOVERNMENT NATIONAL MORTGAGE ASSOCIATION - 1.1%
7 1/2%, 3/15/17 to 6/15/23       941,864      930,617

8 1/2%, 1/15/06 to 7/15/08       261,824      272,539

9 1/2%, 6/15/09 to 11/15/09    1,167,550    1,239,031

U.S. GOVERNMENT AGENCY - MORTGAGE-BACKED SECURITIES - CONTINUED
APRIL 30, 1995
                               PRINCIPAL   VALUE
                                 AMOUNT   (NOTE 1)

GOVERNMENT NATIONAL MORTGAGE ASSOCIATION - CONTINUED
10%, 1/15/16                     $5,851    $6,320

11%, 4/15/13 to 6/15/13          73,919    81,495

11 1/2%, 4/15/10 to 4/15/13      97,597    108,576

13 1/2%, 7/15/11                 96,286    109,044

                                          2,747,622

TOTAL U.S. GOVERNMENT AGENCY -
MORTGAGE-BACKED SECURITIES
(Cost $44,606,556)                        44,575,382

COLLATERALIZED MORTGAGE OBLIGATIONS - 13.1%
APRIL 30, 1995
PRIVATE SPONSOR - 0.2%
DLJ Acceptance Trust planned
amortization class,             416,415      448,426
Series 1989, Class 1-F, 11%, 8/1/19

U.S. GOVERNMENT AGENCY - 12.9%

Federal Home Loan Mortgage Corporation:

planned amortization class:

Series 1417-C, 5 3/8%, 6/15/01   1,250,000    1,227,539

Series 1485-C, 5%, 9/15/01       1,800,000    1,737,844

Series 1475-D, 5.85%, 10/15/02   2,000,000    1,931,875

Series 1515-D, 6%, 9/15/05       4,000,000    3,795,625

Series 1380-K, 6 3/4%, 10/15/07  2,500,000    2,378,125

sequential pay Series 1353
Class A, 5 1/2%, 11/15/04        202,095      193,000

Federal National Mortgage Association:

planned amortization class:

Series 1992, Class 155-D,
6.20%, 11/25/01                  500,000      486,328

Series 1992, Class 193-D,
5 3/4%, 12/25/01               3,900,000    3,753,750

Series 1992, Class 151-E,
6%, 5/25/04                    6,155,000    5,919,379

Series 1993, Class 18-PC,
5 1/2%, 3/25/01                2,065,000    2,023,377

Series 1993-28, Class PD,
5 1/4%, 10/25/01               1,000,000    970,000

Z Bond Series 1987-2,
11%, 11/25/17                  1,126,336    1,223,834

U.S. Department of Veteran's Affairs Vendee Mortgage Trust

sequential pay Series 1993-3,
Class 2-E, 6%, 11/15/16        5,500,000    4,713,672

                                            30,354,348


TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS
(Cost $30,827,564)                          30,802,774

COMMERCIAL MORTGAGE SECURITIES - 1.8%
APRIL 30, 1995
                               PRINCIPAL      VALUE
                               AMOUNT        (NOTE 1)


Federal National Mortgage Association commercial

Series 1994-M3, Class A,
7.71%, 4/1/06

(Cost $4,201,485)             $4,272,244    $4,310,293


REPURCHASE AGREEMENTS - 1.9%
APRIL 30, 1995
                              MATURITY
                              AMOUNT

Investments in repurchase agreements

(U.S. Treasury obligations) in a joint

trading account at 5.93%, dated

4/28/95 due 5/1/95            $4,459,203   4,457,000

TOTAL INVESTMENT IN SECURITIES - 100%

(Cost $234,045,974)                        $235,704,642

INCOME TAX INFORMATION
At April 30, 1995, the aggregate cost of investment securities for income tax purposes was $234,326,783. Net unrealized appreciation aggregated $1,377,859, of which $2,820,397 related to appreciated investment securities and $1,442,538 related to depreciated investment securities.
At April 30, 1995, the fund had a capital loss carryforward of approximately $13,235,000 all of which will expire on April 30, 2003.
The fund has elected to defer to its fiscal year ending April 30, 1996 $5,411,453 of losses recognized during the period November 1, 1994 to April 30, 1995.
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES
APRIL 30, 1995

 APRIL 30, 1995

ASSETS

Investment in securities, at value (including repurchase               $ 235,704,642
agreements of $4,457,000) (cost $234,045,974) -
See accompanying schedule

Cash                                                                    851

Receivable for investments sold                                         474,069

Interest receivable                                                     4,113,181

 TOTAL ASSETS                                                           240,292,743

LIABILITIES

Payable for fund shares redeemed                            $ 55,927

Distributions payable                                        207,990

Accrued management fee                                       129,730

 TOTAL LIABILITIES                                                      393,647

NET ASSETS                                                             $ 239,899,096

Net Assets consist of:

Paid in capital                                                        $ 258,371,102

Distributions in excess of net investment income                        (1,315,256)

Accumulated undistributed net realized gain (loss) on                   (18,815,418)
investments

Net unrealized appreciation (depreciation) on                           1,658,668
investments

NET ASSETS, for 24,120,697 shares outstanding                          $ 239,899,096

NET ASSET VALUE, offering price and redemption price per                $9.95
share ($239,899,096 (divided by) 24,120,697 shares)


STATEMENT OF OPERATIONS
APRIL 30, 1995

 YEAR ENDED APRIL 30, 1995

INVESTMENT INCOME                                                          $ 20,153,570
Interest

EXPENSES

Management fee                                             $ 1,638,449

Non-interested trustees' compensation                       1,265

 TOTAL EXPENSES                                                             1,639,714

NET INVESTMENT INCOME                                                       18,513,856

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) on:

 Investment securities                                      (12,943,294)

 Futures contracts                                          (79,969)        (13,023,263)

Change in net unrealized appreciation (depreciation) on:

 Investment securities                                      11,319,515

 Delayed delivery commitments                               (175,910)       11,143,605

NET GAIN (LOSS)                                                             (1,879,658)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                            $ 16,634,198
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS
APRIL 30, 1995

                                                              YEAR ENDED      YEAR ENDED
                                                              APRIL 30,       APRIL 30,
                                                              1995            1994

INCREASE (DECREASE) IN NET ASSETS

Operations                                                    $ 18,513,856    $ 26,977,562
Net investment income

 Net realized gain (loss)                                      (13,023,263)    (6,693,220)

 Change in net unrealized appreciation (depreciation)          11,143,605      (18,819,747)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING               16,634,198      1,464,595
FROM OPERATIONS

Distributions to shareholders                                  (17,802,636)    (21,081,236)
From net investment income

 In excess of net investment income                            (1,156,874)     -

 From net realized gain                                        -               (3,856,086)

 In excess of net realized gain                                -               (6,127,536)

 TOTAL DISTRIBUTIONS                                           (18,959,510)    (31,064,858)

Share transactions                                             36,150,573      76,411,385
Net proceeds from sales of shares

 Reinvestment of distributions                                 15,816,845      26,884,876

 Cost of shares redeemed                                       (96,396,776)    (244,767,610)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING               (44,429,358)    (141,471,349)
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                      (46,754,670)    (171,071,612)

NET ASSETS

 Beginning of period                                           286,653,766     457,725,378

 End of period (including under (over) distribution of net    $ 239,899,096   $ 286,653,766
investment income of $(1,315,256) and $1,429,535,
respectively)

OTHER INFORMATION
Shares

 Sold                                                          3,685,770       7,048,083

 Issued in reinvestment of distributions                       1,612,595       2,500,119

 Redeemed                                                      (9,835,808)     (22,782,018)

 Net increase (decrease)                                       (4,537,443)     (13,233,816)



FINANCIAL HIGHLIGHTS
APRIL 30, 1995

                                    YEARS ENDED APRIL 30,

                                    1995                    1994       1993       1992       1991

SELECTED PER-SHARE DATA

Net asset value, beginning          $ 10.000                $ 10.930   $ 10.900   $ 10.640   $ 10.030
of period

Income from Investment               .640                    .624       .784       .846       .870
Operations
Net investment income

 Net realized and unrealized         .055 C                  (.720)     .370       .294       .610
 gain (loss)

 Total from investment               .695                    (.096)     1.154      1.140      1.480
operations

Less Distributions                   (.700)                  (.574)     (.704)     (.840)     (.870)
From net investment income

 In excess of net investment         (.045)                  -          -          -          -
income

 From net realized gain              -                       (.100)     (.420)     (.040)     -
 on investments

 In excess of net realized gain      -                       (.160)     -          -          -
 on investments

 Total distributions                 (.745)                  (.834)     (1.124)    (.880)     (.870)

Net asset value, end of period      $ 9.950                 $ 10.000   $ 10.930   $ 10.900   $ 10.640

TOTAL RETURN A, B                    7.32                    (1.14)     11.12      11.05      15.27
                                    %                       %          %          %          %

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period           $ 240                   $ 287      $ 458      $ 483      $ 430
(in millions)

Ratio of expenses to average         .65                     .65        .65        .65        .53
net assets                          %                       %          %          %          %

Ratio of expenses to average net     .65                     .65        .65        .65        .65
assets before expense               %                       %          %          %          %
reductions

Ratio of net investment income       7.34                    6.79       7.11       7.77       8.35
to average net assets               %                       %          %          %          %

Portfolio turnover rate              303                     354        170        59         96
                                    %                       %          %          %          %


A THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
B TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE.
C THE AMOUNT SHOWN FOR A SHARE OUTSTANDING DOES NOT CORRESPOND WITH THE AGGREGATE NET LOSS ON INVESTMENTS FOR THE PERIOD ENDED DUE TO THE TIMING OF SALES AND REPURCHASES OF FUND SHARES IN RELATION TO FLUCTUATING MARKET VALUES OF THE INVESTMENTS OF THE FUND.
NOTES TO FINANCIAL STATEMENTS
For the period ended April 30, 1995


1. SIGNIFICANT ACCOUNTING
POLICIES.
Spartan Government Income Fund (the fund) is a fund of Fidelity Fixed-Income Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Short-term securities maturing within sixty days of their purchase date are valued either at amortized cost or original cost plus accrued interest, both of which approximate current value. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INVESTMENT INCOME. Interest income, which includes accretion of original issue discount, is accrued as earned.
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are declared daily and paid monthly from net investment income. Distributions from realized gains, if any, are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for paydown gains/losses on certain securities, futures and options transactions, market discount, and losses deferred due to wash sales, and excise tax regulations.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Distributions in excess of net investment income and accumulated undistributed net realized gain (loss) on investments may include temporary book and tax basis differences that will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission (the SEC), the fund, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
REPURCHASE AGREEMENTS. The fund, through its custodian, receives delivery of the underlying securities, whose market value is required to be at least 102% of the resale price at the time of purchase. FMR, the fund's investment adviser, is responsible for determining that the value of these underlying securities remains at least equal to the resale price.
FUTURES CONTRACTS AND OPTIONS.
The fund may use futures and options contracts to manage its exposure to the bond market and to fluctuations in interest rates. Buying futures, writing puts, and buying calls tend to increase the fund's exposure to the underlying instrument. Selling futures, buying puts, and writing calls tend to decrease the fund's exposure to the underlying instrument, or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparties do not perform under the contracts' terms.
Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded. Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations.
3. PURCHASES AND SALES
OF INVESTMENTS.
Purchases and sales of long-term U.S. government and government agency obligations aggregated $734,429,175 and $774,722,763, respectively.
The market value of futures contracts opened and closed during the period amounted to $7,426,109 and $7,346,141, respectively.
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, FMR pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of
 .65% of the fund's average net assets.
FMR also bears the cost of providing shareholder services to the fund. To offset the cost of providing these services, FMR or its affiliates collect certain transaction fees from the fund's shareholders which amounted to $9,480 for the period.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of Fidelity Fixed-Income Trust and the Shareholders of Spartan Government Income Fund:
We have audited the accompanying statement of assets and liabilities of Fidelity Fixed-Income Trust: Spartan Government Income Fund, including the schedule of portfolio investments, as of April 30, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Fidelity Fixed-Income Trust: Spartan Government Income Fund as of April 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.
/s/ COOPERS & LYBRAND L.L.P.
Boston, Massachusetts
June 8, 1995
TO CALL FIDELITY


FOR FUND INFORMATION AND QUOTES
The Fidelity Telephone Connection offers you special automated telephone services for quotes and balances. The services are easy to use, confidential and quick. All you need is a Touch Tone telephone.
YOUR PERSONAL IDENTIFICATION NUMBER
(PIN)
The first time you call one of our automated telephone services, we'll ask you to set up your Personal Identification
Number (PIN).  The PIN assures that
only you have automated telephone
access to your account information.
Please have your Customer Number
(T-account #) handy when you call -
you'll need it to establish your PIN. If you would ever like to change your PIN, just choose the "Change your Personal
Identification Number" option when
you call. If you forget your PIN, please call a Fidelity representative at 1-800-
544-6666 for assistance.




(PHONE_GRAPHIC)(PHONE_GRAPHIC)MUTUAL FUND QUOTES*
1-800-544-8544
Just make a selection from this record-ed menu:
PRESS
 For quotes on funds you own.
1.
 For an individual fund quote.
2.
 For the ten most frequently
requested Fidelity fund quotes.
3.
 For quotes on Fidelity Select
Portfolios(registered trademark).
4.
 To change your Personal
Identification Number (PIN).
5.
 To speak with a Fidelity
representative.
6.
(PHONE_GRAPHIC)(PHONE_GRAPHIC)MUTUAL FUND ACCOUNT
BALANCES 1-800-544-7544
Just make a selection from this record-
ed menu:
PRESS
 For balances on funds you own.
1.
 For your most recent fund activity
(purchases, redemptions, and
dividends).
2.
 To change your Personal
Identification Number (PIN).
3.
 To speak with a Fidelity
representative.
4.
* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN INVESTMENT IN
A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
TO WRITE FIDELITY


If more than one address is listed, please locate the address that is closest to you. We'll give your correspondence immediate attention and send you written confirmation upon completion of your request.
(LETTER_GRAPHIC)MAKING CHANGES
TO YOUR ACCOUNT
(such as changing name, address, bank, etc.)
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0002
(LETTER_GRAPHIC)FOR NON-RETIREMENT
ACCOUNTS
BUYING SHARES
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0003
OVERNIGHT EXPRESS
Fidelity Investments
100 Crosby Parkway - KP2C
Covington, KY 41015-4399
SELLING SHARES
Fidelity Investments
P.O. Box 193
Boston, MA 02210-0193
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
Fidelity Investments
P.O. Box 30281
Salt Lake City, UT 84130-0281
OVERNIGHT EXPRESS
Fidelity Investments
Attn: Redemptions
World Trade Center
164 Northern Avenue
Boston, MA 02210
GENERAL CORRESPONDENCE
Fidelity Investments
P.O. Box 193
Boston, MA 02210-0193
(LETTER_GRAPHIC)FOR RETIREMENT
ACCOUNTS
BUYING SHARES
Fidelity Investments
P.O. Box 770001
Cincinnati, OH 45277-0003
SELLING SHARES
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
GENERAL CORRESPONDENCE
Fidelity Investments
P.O. Box 660602
Dallas, TX 75266-0602
INVESTMENT ADVISER
Fidelity Management & Research
  Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Arthur S. Loring, Secretary
Stephen P. Jonas, Treasurer
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox*
Phyllis Burke Davis*
Richard J. Flynn*
Edward C. Johnson 3d
E. Bradley Jones*
Donald J. Kirk*
Peter S. Lynch
Edward H. Malone*
Marvin L. Mann*
Gerald C. McDonough*
Thomas R. Williams*
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENT
Fidelity Service Co.
Boston, MA
CUSTODIAN
The Bank of New York
New York, NY
FIDELITY'S TAXABLE BOND FUNDS
Capital & Income
Ginnie Mae
Global Bond
Government Securities
Intermediate Bond
Investment Grade Bond
Mortgage Securities
New Markets Income
Short-Intermediate Government
Short-Term Bond
Short-Term World Income
Spartan(Registered trademark) Ginnie Mae
Spartan Government Income
Spartan High Income
Spartan Investment Grade Bond
Spartan Limited Maturity Government
Spartan Long-Term Government Bond
Spartan Short-Intermediate Government
Spartan Short-Term Income
THE FIDELITY
TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Account Balances  1-800-544-7544
Exchanges/Redemptions  1-800-544-7777
Mutual Fund Quotes   1-800-544-8544
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774
 (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118
 for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
(registered trademark)
* INDEPENDENT TRUSTEES
 AUTOMATED LINES FOR QUICKEST SERVICE






(2_FIDELITY_LOGOS)SPARTAN(registered trademark)

GOVERNMENT INCOME
FUND
SEMIANNUAL REPORT
OCTOBER 31, 1995
CONTENTS


PRESIDENT'S MESSAGE    3    Ned Johnson on investing
                            strategies.

PERFORMANCE            4    How the fund has done over time.

FUND TALK              7    The manager's review of fund
                            performance, strategy and outlook.

INVESTMENT CHANGES     10   A summary of major shifts in the
                            fund's investments over the past six
                            months.

INVESTMENTS            11   A complete list of the fund's
                            investments with their market
                            values.

FINANCIAL STATEMENTS   16   Statements of assets and liabilities,
                            operations, and changes in net
                            assets,
                            as well as financial highlights.

NOTES                  20   Notes to the financial statements.


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL
INFORMATION OF THE SHAREHOLDERS OF THE FUND. THIS REPORT IS NOT AUTHORIZED FOR DISTRIBUTION TO
PROSPECTIVE INVESTORS IN THE FUND UNLESS PRECEDED OR ACCOMPANIED BY AN
EFFECTIVE
PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE NOT INSURED BY THE FDIC,
FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO
INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED. NEITHER THE FUND NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES,
CALL
1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST OR SEND MONEY.
PRESIDENT'S MESSAGE


DEAR SHAREHOLDER:
Although the markets have been fairly positive this year, no one can predict what lies ahead for investors. Last year, stocks posted below-average returns and bonds had one of the worst years in history. This downturn followed a period in which the investing environment was generally very positive.
These market ups and downs are a normal part of investing, and there are some basic principles that are helpful for investors to remember in different types of markets.
Keeping in mind that the effects of interest rate changes on your bond investments will only be "paper" gains or losses unless you sell your shares, staying in your bond fund may be appropriate if your investment horizon is at least a year or more. The longer your investing time frame, the more likely it is that you will retain your principal investment through both up and down markets. For example, a 10-year time frame, such as saving for a college education, enables you to weather these ups and downs in a long-term fund, which has higher potential returns. An intermediate-length fund could be appropriate if your investment horizon is two to four years, and a short-term bond fund could be the right choice if you need your money in one or two years.
If your time horizon is less than a year, you might want to consider moving some of your bond investment into a money market fund, which seeks income and a stable share price by investing in high-quality, short-term investments. Of course, there is no assurance that a money market fund will achieve its goal, and it is important to remember that money market funds are not insured or guaranteed by any agency of the U.S. government.
No matter what your investment horizon or portfolio diversity, it makes good sense to follow a regular investment plan - investing a certain amount of money at the same time each month or quarter - and to review your portfolio periodically. A periodic investment plan will not, of course, assure a profit or protect against a loss.
If you have any questions, please call us at 1-800-544-8888. We stand ready to provide the information you need to make the investments that are right for you.
Best regards,
Edward C. Johnson 3d
PERFORMANCE: THE BOTTOM LINE


There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change, or the growth of a hypothetical $10,000 investment. A fund's total return includes changes in a fund's share price, reinvestment of any dividends (or income) and capital gains (the profits the fund earns when it sells bonds that have grown in value), and the effect of the $5 account closeout fee on an average sized account. You can also look at the fund's income to measure performance. If Fidelity had not reimbursed certain fund expenses, the past five years and life of fund total returns would have been lower.
CUMULATIVE TOTAL RETURNS
PERIODS ENDED OCTOBER 31, 1995           PAST 6   PAST 1   PAST 5   LIFE OF
                                         MONTHS   YEAR     YEARS    FUND

Spartan Government Income                8.22%    15.63%   52.39%   85.64%

Salomon Brothers Treasury/Agency Index   8.34%    15.45%   57.76%   n/a

Average General U.S. Government Bond     7.78%    14.70%   51.19%   n/a
Fund

Consumer Price Index                     1.18%    2.81%    15.13%   27.55%

CUMULATIVE TOTAL RETURNS show the fund's performance in percentage terms over a set period - in this case, six months, one year, five years or since the fund started on December 20, 1988. For example, if you invested $1,000 in a fund that had a 5% return over the past year, the value of your investment would be $1,050. You can compare the fund's returns to the performance of the Salomon Brothers Treasury/Agency Index - a broad measure of the performance of U.S. government bonds. To measure how the fund's performance stacked up against its peers, you can compare it to the average general U.S. government bond fund, which reflects the performance of 185 funds with similar objectives tracked by Lipper Analytical Services over the past six months. This benchmark includes reinvested dividends and capital gains, if any. Comparing the fund's performance to the consumer price index (CPI) helps show how your fund did compared to inflation. (The CPI returns begin on the month end closest to the fund's start date.) AVERAGE ANNUAL TOTAL RETURNS
PERIODS ENDED OCTOBER 31, 1995              PAST 1   PAST 5   LIFE OF
                                            YEAR     YEARS    FUND

Spartan Government Income                   15.63%   8.79%    9.43%

Salomon Brothers Treasury/Agency Index      15.45%   9.55%    n/a

Average General U.S. Government Bond Fund   14.70%   8.59%    n/a

Consumer Price Index                        2.81%    2.86%    3.62%

AVERAGE ANNUAL TOTAL RETURNS take the fund's actual (or cumulative) return and show you what would have happened if the fund had performed at a constant rate each year.
$10,000 OVER LIFE OF FUND
              Spartan GovernmenSalomon Brothers T
     12/31/88         10000.00          10000.00
     01/31/89         10175.40          10134.27
     02/28/89         10097.78          10056.19
     03/31/89         10104.09          10115.66
     04/30/89         10313.82          10305.03
     05/31/89         10606.35          10567.01
     06/30/89         10945.29          10924.95
     07/31/89         11196.70          11152.26
     08/31/89         10999.20          10963.62
     09/30/89         11064.30          11013.97
     10/31/89         11349.30          11300.03
     11/30/89         11477.32          11406.57
     12/31/89         11522.54          11423.72
     01/31/90         11374.73          11266.46
     02/28/90         11423.41          11275.95
     03/31/90         11432.64          11287.26
     04/30/90         11290.09          11192.03
     05/31/90         11644.08          11492.68
     06/30/90         11829.42          11675.85
     07/31/90         12017.08          11830.92
     08/31/90         11838.33          11659.79
     09/30/90         11934.42          11782.76
     10/31/90         12100.99          11976.14
     11/30/90         12373.83          12233.01
     12/31/90         12578.78          12426.75
     01/31/91         12724.51          12558.47
     02/28/91         12819.09          12611.74
     03/31/91         12879.73          12680.70
     04/30/91         13014.49          12831.76
     05/31/91         13078.93          12876.64
     06/30/91         13080.97          12868.25
     07/31/91         13251.79          13030.61
     08/31/91         13535.40          13320.68
     09/30/91         13808.89          13608.93
     10/31/91         13957.32          13714.01
     11/30/91         14056.63          13856.68
     12/31/91         14478.81          14332.10
     01/31/92         14300.45          14110.26
     02/29/92         14396.79          14166.82
     03/31/92         14350.80          14081.44
     04/30/92         14452.94          14182.14
     05/31/92         14693.76          14428.80
     06/30/92         14881.82          14638.60
     07/31/92         15120.94          15001.64
     08/31/92         15198.57          15155.62
     09/30/92         15326.07          15365.05
     10/31/92         15148.13          15142.12
     11/30/92         15271.79          15114.39
     12/31/92         15509.70          15369.80
     01/31/93         15678.96          15714.60
     02/28/93         15894.57          16021.09
     03/31/93         15936.89          16064.14
     04/30/93         16060.25          16202.07
     05/31/93         16126.36          16177.62
     06/30/93         16393.88          16540.66
     07/31/93         16488.97          16642.46
     08/31/93         16710.04          17012.44
     09/30/93         16688.57          17087.61
     10/31/93         16720.09          17132.85
     11/30/93         16522.81          16944.58
     12/31/93         16648.09          17020.10
     01/31/94         16896.96          17253.99
     02/28/94         16548.56          16894.95
     03/31/94         16104.37          16501.62
     04/30/94         15876.77          16374.65
     05/31/94         15892.09          16358.96
     06/30/94         15850.93          16325.39
     07/31/94         16166.65          16610.36
     08/31/94         16192.46          16614.73
     09/30/94         15955.78          16381.95
     10/31/94         15947.83          16365.53
     11/30/94         15923.85          16329.40
     12/31/94         16051.03          16441.78
     01/31/95         16365.74          16763.97
     02/28/95         16727.41          17115.34
     03/31/95         16810.12          17217.13
     04/30/95         17039.33          17438.98
     05/31/95         17682.39          18154.12
     06/30/95         17826.75          18291.68
     07/31/95         17766.76          18228.19
     08/31/95         17969.09          18436.53
     09/30/95         18151.91          18602.91
     10/31/95         18436.89          18892.98

$10,000 OVER LIFE OF FUND: Let's say you invested $10,000 in Spartan Government Income Fund on December 31, 1988, shortly after the fund started. As the chart shows, by October 31, 1995, the value of your investment would have grown to $18,442 - an 84.42% increase on your initial investment. This assumes you still owned the fund on October 31, 1995, and therefore does not include the effect of the $5 account closeout fee on an average sized account. For comparison, look at how the Salomon Brothers Treasury/Agency Index did over the same period. With dividends reinvested, the same $10,000 investment would have grown to $18,893 - an 88.93% increase.
UNDERSTANDING
PERFORMANCE
How a fund did yesterday is no
guarantee of how it will do
tomorrow. Bond prices, for
example, generally move in
the opposite direction of
interest rates. In turn, the
share price, return, and yield of
a fund that invests in bonds
will vary. That means if you
sell your shares during a
market downturn, you might
lose money. But if you can ride
out the market's ups and
downs, you may have a gain.
(checkmark)
TOTAL RETURN COMPONENTS
                  SIX MONTHS               YEARS ENDED APRIL 30,
                  ENDED
                  OCTOBER 31,

                       1995    1995     1994     1993     1992     1991

Dividend return        3.41%   7.82%    5.09%    6.81%    8.22%    9.19%

Capital appreciation   4.81%   -0.51%   -6.24%    4.30%    2.82%    6.07%
 return

Total return           8.22%   7.31%    -1.15%   11.11%   11.04%   15.26%

DIVIDEND returns and capital appreciation returns are both part of a bond fund's total return. A dividend return reflects the actual dividends paid by the fund. A capital appreciation return reflects both the amount paid by the fund to shareholders as capital gain distributions and changes in the fund's share price. Both returns assume the dividends or gains are reinvested. Capital appreciation and total returns include the effect of the $5 account closeout fee on an average sized account.
DIVIDENDS AND YIELD
PERIODS ENDED OCTOBER 31, 1995    PAST          PAST 6         PAST
                                  MONTH         MONTHS         YEAR

Dividends per share               5.49(cents)   33.03(cents)   74.90(cents)

Annualized dividend rate          6.22%         6.38%          7.48%

30-day annualized yield           5.84%         -              -

DIVIDENDS per share show the income paid by the fund for a set period. If you annualize this number, based on an average share price of $10.39 over the past month, $10.27 over the past six months and $10.01 over the past year, you can compare the fund's income over these three periods. The 30-day annualized YIELD is a standard formula for all funds based on the yields of the bonds in the fund, averaged over the past 30 days. This figure shows you the yield characteristics of the fund's investments at the end of the period. It also helps you compare funds from different companies on an equal basis.
FUND TALK: THE MANAGER'S OVERVIEW


An interview with Robert Ives, Portfolio Manager of Spartan Government
Income Fund
Q. SO, BOB, HOW DID THE FUND DO DURING THE SEMIANNUAL PERIOD?
A. Pretty well. For the six-month period ended October 31, 1995, the fund had a total return of 8.22%. That topped the average U.S. government bond fund, which returned 7.78% for the same period, as tracked by Lipper Analytical Services. The fund's benchmark, the Salomon Brothers Treasury/Agency Index, returned 8.34% for the period.
Q. IT APPEARS THE BOND MARKET CONTINUED TO PERFORM WELL . . .
A. Yes, it certainly did. Economic growth has slowed noticeably as 1995 has progressed. This slowing of growth caused the bond market to rally as inflation fears, which are sparked by signs of growth, waned. That caused a general drop in interest rates, particularly in the longer maturity bonds of the yield curve. In fact, the yield curve has flattened dramatically.
Q. WHAT AREAS OF THE BOND MARKET HELPED THE FUND THE MOST?
A. The chief reason for the very strong performance of the fund was its position in U.S. Treasury bonds. In a bond rally, the greatest price appreciation usually comes from the bonds with the longer maturities. Therefore, the fund's Treasury holdings with maturities of 10 years or more tended to help the most. The fund's holdings in U.S. government agencies - such as Fannie Mae - performed well in the period, as did most collateralized mortgage obligations or CMOs held by the fund.
Q. WHAT INVESTMENTS DOES THE FUND HOLD IN THE CMO MARKET?
A. Planned amortization class bonds, or PACs, which are a class of CMOs. PACs are known for the greater predictability of their cash flow relative to the more common mortgage pass-through security. In the mortgage-backed securities market, investors fear prepayment risk, or the possibility that these securities' underlying pool of mortgages will be paid off early and force bond holders to invest at less attractive rates. Because of certain financial characteristics, PACs tend to lessen these risks. Earlier this year, I bought these securities because their yields were much greater than Treasury note yields. Today, I'm reducing the fund's position in PACs because they have performed well relative to Treasuries and are not likely to continue to do so.
Q. WERE THERE ANY DISAPPOINTMENTS?
A. Sure. While some PAC bonds performed well during the period, most mortgage pass-through securities did not perform as well as Treasury securities.
Q. WHAT ARE PASS-THROUGH SECURITIES, AND WHY DID THEY UNDERPERFORM
TREASURIES?
A. Mortgage pass-through securities - such as Ginnie Maes - represent pooled mortgages whose principal and interest payments are "passed-through" by Ginnie Mae to investors. As discussed before, when interest rates fall, investors in mortgage-related securities fear increases in the prepayment rates of the securities' underlying mortgages. Over the fund's reporting period, increasing prepayment fears caused the prices of mortgage pass-throughs to lag Treasury bonds.
Q. EARLIER, YOU DISCUSSED PREPAYMENT RISK. DO YOU ANTICIPATE LOWERING THE FUND'S EXPOSURE TO MORTGAGE-BACKED SECURITIES BECAUSE OF PREPAYMENT RISKS?
A. If anything, I would consider adding to the fund's mortgage position. In the past few months, mortgage securities have become even more attractive as prepayment fears have been priced into the market and made mortgages cheap relative to Treasuries. Should fears escalate, it could signal a buying opportunity. That said, there are ways that I've attempted to limit prepayment risk while still owning mortgage securities.
Q. SPECIFICALLY, HOW HAVE YOU DONE THAT?
A. I've done this by owning shorter duration CMOs and higher-coupon seasoned mortgages - or those containing mortgage securities that have been outstanding for 10 years or more. Fewer of these securities are likely to have their mortgages paid off early.
Q. HOW IS THE FUND CURRENTLY STRUCTURED?
A. The fund currently has large positions in mortgage-backed securities, U.S. government agencies and CMOs. In general, over the past few months mortgage securities have come to offer a significant yield advantage over Treasuries. During that time, rising prepayment fears have been priced in the mortgage-related markets - thus making them cheap relative to Treasuries. Additionally, the fund's duration - or its price sensitivity to a given change in interest rates - is approximately that of the overall market.
Q. WHAT'S YOUR MARKET OUTLOOK, BOB?
A. I think the most important thing in the next few months is the budget situation in Washington. If the White House and Congress can make some headway, I think it will be very positive for the bond market and it might lead the Federal Reserve to ease short-term interest rates. That said, however, it is unlikely investors will see the same stellar performance in the bond market next year as we have seen in 1995.

FUND FACTS
GOAL: high current income
by investing mainly in
securities of any maturity
issued or guaranteed by the
U.S. government and its
agencies
START DATE: December 20,
1988
SIZE: as of October 31, 1995,
more than $245 million
MANAGER: Robert Ives, since
1993; manager, Fidelity
Advisor Government
Investment and Fidelity
Advisor Annuity Government
Investment, and Fidelity
Government Securities funds
since February 1995; Fidelity
Mortgage Securities Portfolio,
January 1993-August 1993;
Fidelity Ginnie Mae Portfolio,
1993-February 1995; Spartan
Ginnie Mae Fund,
1993-February 1995; joined
Fidelity in 1991
(checkmark)
ROBERT IVES ON MANAGING RISK
IN THE MORTGAGE-BACKED
SECURITIES MARKET:
"Managing mortgage-backed
securities presents a variety of
challenges. Like other
fixed-income securities, they
are affected by inflation fears
and tend to perform poorly in
rising interest rate
environments. An additional
feature of mortgage securities
is that, because they represent
a pool of home mortgages,
their value is greatly influenced
by the payment patterns of the
people holding the underlying
mortgages. If interest rates fall
far enough, mortgage owners
will be encouraged to refinance
their debt. If the underlying
mortgages of a
mortgage-backed security are
paid off early, investors are
forced to reinvest their money
at lower rates.
"I manage prepayment risk by
trying to identify mortgage
securities that have relatively
low prepayment risk. These
can include generic
pass-throughs - or pooled
mortgages whose income is
passed through an
intermediary to investors -
CMOs, PACs and seasoned
mortgages. These securities
offer a limited amount of
prepayment protection while
still capturing much of the
additional yield that the
mortgage market offers."
INVESTMENT CHANGES


COUPON DISTRIBUTION AS OF OCTOBER 31, 1995
                    % OF FUND'S   % OF FUND'S
                    INVESTMENTS   INVESTMENTS
                                  6 MONTHS AGO

 Under 5%            2.5           9.4

 5 -  5.99%          7.7           10.1

 6 -  6.99%          10.6          8.8

 7 -  7.99%          6.1           8.3

 8 -  8.99%          30.4          29.8

 9 -  9.99%          24.3          22.1

10 - 10.99%          1.8           2.0

11 - 11.99%          5.3           1.5

12 - 12.99%          9.9           5.4

13% and over         0.4           0.5

Zero Coupon Bonds    0.2           0.2

COUPON DISTRIBUTION SHOWS THE RANGE OF STATED INTEREST RATES ON THE FUND'S INVESTMENTS, EXCLUDING REPURCHASE AGREEMENTS.
AVERAGE YEARS TO MATURITY AS OF OCTOBER 31, 1995
                                   6 MONTHS AGO

Years                9.6            9.3

AVERAGE YEARS TO MATURITY IS BASED ON THE AVERAGE TIME UNTIL PRINCIPAL PAYMENTS ARE EXPECTED FROM EACH OF THE FUND'S BONDS, WEIGHTED BY DOLLAR AMOUNT.
DURATION AS OF OCTOBER 31, 1995
                                   6 MONTHS AGO

Years                5.0           4.7

DURATION SHOWS HOW MUCH A BOND FUND'S PRICE FLUCTUATES WITH CHANGES IN COMPARABLE INTEREST RATES. IF RATES RISE 1%, FOR EXAMPLE, A FUND WITH A FIVE-YEAR DURATION IS LIKELY TO LOSE ABOUT 5% OF ITS VALUE. OTHER FACTORS ALSO CAN INFLUENCE A BOND FUND'S PERFORMANCE AND SHARE PRICE. ACCORDINGLY, A BOND FUND'S ACTUAL PERFORMANCE MAY DIFFER FROM THIS EXAMPLE.
ASSET ALLOCATION
AS OF OCTOBER 31, 1995 AS OF APRIL 30, 1995
Mortgage-backed
securities 14.6%*
U.S. government and
government agency
obligations 76.3%
CMOs and other
mortgage related
securities 8.3%
Short-term
investments 0.8%
Mortgage-backed
securities 18.9%**
U.S. government and
government agency
obligations 64.3%
CMOs and other
mortgage  related
securities 14.9%
Short-term
investments 1.9%
Row: 1, Col: 1, Value: 2.8
Row: 1, Col: 2, Value: 8.300000000000001
Row: 1, Col: 3, Value: 74.3
Row: 1, Col: 4, Value: 14.6
Row: 1, Col: 1, Value: 2.9
Row: 1, Col: 2, Value: 14.9
Row: 1, Col: 3, Value: 64.3
Row: 1, Col: 4, Value: 17.9
* GNMA SECURITIES 0.7%
** GNMA SECURITIES 1.1%
INVESTMENTS OCTOBER 31, 1995 (UNAUDITED)

Showing Percentage of Total Value of Investment in Securities



U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - 76.3%

                                                          PRINCIPAL      VALUE  (NOTE 1)
                                                          AMOUNT

U.S. TREASURY OBLIGATIONS - 52.1%

8%, 10/15/96                                               $11,907,000    $12,165,620

4 3/8%, 11/15/96                                           4,340,000      4,287,095

7 1/4%, 11/15/96                                           860,000        873,975

8 1/2%, 5/15/97                                            11,949,000     12,449,305

9 1/4%, 8/15/98                                            3,580,000      3,902,200

5 1/8%, 12/31/98                                           1,965,000      1,931,226

7 3/4%, 12/31/99                                           5,600,000      5,996,368

11 7/8%, 11/15/03                                          3,595,000      4,922,885

11 3/4%, 2/15/10                                           4,080,000      5,694,782

12 3/4%, 11/15/10                                          7,290,000      10,857,507

9%, 11/15/18                                               23,470,000     30,653,932

8 7/8%, 2/15/19                                            15,000,000     19,382,850

8 1/8%, 8/15/19                                            2,205,000      2,654,269

12%, 8/15/23                                               7,200,000      10,801,152

                                                                         126,573,166

U.S. GOVERNMENT AGENCY OBLIGATIONS - 24.2%

Federal Agricultural Mortgage Corp.                        700,000        737,429
7.01%, 2/10/05

Federal Farm Credit Bank: 6.56%, 8/5/02                    455,000        464,555

6.20%, 9/23/02                                             650,000        650,910

6.40%, 10/3/02                                             200,000        202,400

Federal Home Loan Bank:

4.78%, 2/10/97 (callable)                                  310,000        305,713

5.40%, 8/3/98 (callable) (a)                               2,500,000      2,461,750

5.92%, 3/18/99                                             450,000        449,861

6.37%, 6/30/03                                             310,000        312,870

Federal National Mortgage Association: 6.52%, 9/15/97      11,000,000     11,143,946

3%, 7/13/98 (a)                                            450,000        456,258

0%, 11/30/99                                               606,000        474,195

7.40%, 7/1/04                                              230,000        245,939

Government Trust Certificates (assets of the Trust         532,184        541,801
guaranteed by U.S. Government through Defense
Security Assistance Agency): Class 3-B, 8.55%, 11/15/97

Class 1-C, 9 1/4%, 11/15/01                                2,983,000      3,281,837

Class 2-E, 9.40%, 5/15/02                                  190,000        209,897

Class T-2, 9 5/8%, 5/15/02                                 2,621,000      2,894,580


U.S. GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - CONTINUED

                                                          PRINCIPAL     VALUE  (NOTE 1)
                                                          AMOUNT

U.S. GOVERNMENT AGENCY OBLIGATIONS - CONTINUED

Government Trust Certificates (assets of Trust guaranteed by U.S. Government through Export-Import
Bank):

Series 1994-C, 6.610%, 9/15/99                             $147,496      $149,253

Series 1995-A, 6.28%, 6/15/04                              870,000       871,044

Series 1992-A, 7.02%, 9/1/04                               801,000       825,629

Series 1994-F, 8.178%, 12/15/04                            13,051,907    13,943,666

Private Export Funding Corp.:

secured notes, Series CC, 9 1/2%, 3/31/99                  260,000       287,539

5 3/4%, 4/30/98                                            515,000       513,209

6.90%, 1/31/03                                             90,000        93,366

5.65%, 3/15/03                                             667,500       658,489

8 3/4%, 6/30/03                                            880,000       1,011,484

5.80%, 2/1/04                                              120,000       117,540

6.86%, 4/30/04                                             294,300       300,489

State of Israel (guaranteed by U.S. Government through
Agency for International Development):

5 1/4%, 3/15/98                                            410,000       405,002

4 7/8%, 9/15/98                                            1,060,000     1,033,500

5 3/4%, 3/15/00                                            690,000       682,672

8%, 11/15/01                                               6,190,000     6,753,909

6 1/4%, 8/15/02                                            2,170,000     2,185,722

6 1/8%, 3/15/03                                            1,200,000     1,193,256

8 1/2%, 4/1/06                                             1,590,000     1,784,282

Student Loan Marketing Association:

7.56%, 12/9/96                                             200,000       203,719

8.14%, 10/15/03                                            650,000       717,641

Twelve Federal Land Banks 7.95%, 10/21/96                  290,000       295,800

                                                                        58,861,152

TOTAL U.S. GOVERNMENT AND                                               185,434,318
GOVERNMENT AGENCY OBLIGATIONS
(Cost $176,665,028)


U.S. GOVERNMENT AGENCY - MORTGAGE-BACKED SECURITIES - 14.6%
FEDERAL HOME LOAN MORTGAGE CORPORATION - 10.6%

6 1/2%, 5/1/08                                            1,087,111     1,078,957

7 1/2%, 6/1/07                                              815,564       836,760

9%, 8/1/08 to 4/1/20                                      2,337,822     2,468,277

9 1/2%, 6/1/09 to 8/1/24                                  13,425,017    14,227,808

U.S. GOVERNMENT AGENCY - MORTGAGE-BACKED SECURITIES - CONTINUED
                                                          PRINCIPAL     VALUE  (NOTE 1)
                                                            AMOUNT

FEDERAL HOME LOAN MORTGAGE CORPORATION -
CONTINUED

10%, 7/1/09 to 2/1/21                                   $3,782,815    $4,123,334

10 1/2%, 10/1/15 to 1/1/16                                 142,211       155,538

12%, 9/1/03 to 12/1/15                                     213,327       240,130

12 1/4%, 3/1/11 to 7/1/14                                  625,924       704,703

12 1/2%, 2/1/14 to 6/1/19                                1,176,156     1,352,342

13%, 8/1/10 to 6/1/15                                      454,831       528,171

13 1/2%, 10/1/11                                             1,165         1,376

                                                                      25,717,396

FEDERAL NATIONAL MORTGAGE ASSOCIATION - 3.3%

6.345%, 3/1/99                                           1,797,815     1,807,366

6 1/2%, 2/1/10 to 1/1/24                                 1,290,757     1,289,118

7%, 11/1/06                                                518,544       525,820

8 1/4%, 12/1/01                                          1,986,523     2,125,580

11%, 8/1/10                                                993,517       1,105,496

11 1/4%, 5/1/14                                            416,369       463,922

12 1/2%, 3/1/16                                            139,607       161,813

13%, 9/1/13                                                 92,793        108,654

13 1/2%, 5/1/11 to 1/1/15                                  266,591       314,756

                                                                       7,902,525

GOVERNMENT NATIONAL MORTGAGE ASSOCIATION - 0.7%

8 1/2%, 1/15/06 to 7/15/08                                 243,139       255,813

9 1/2%, 6/15/09 to 11/15/09                              1,094,879     1,183,277

10%, 1/15/16                                                 4,729         5,185

11%, 4/15/13 to 6/15/13                                     67,169        75,280

11 1/2%, 4/15/10 to 4/15/13                                 96,507        109,278

13 1/2%, 7/15/11                                            86,559        103,357

                                                                        1,732,190

TOTAL U.S. GOVERNMENT AGENCY -                                         35,352,111
MORTGAGE-BACKED SECURITIES
(Cost $34,626,303)

COLLATERALIZED MORTGAGE OBLIGATIONS - 8.3%
PRIVATE SPONSOR - 0.2%

DLJ Acceptance Trust planned amortization class, Series     369,666     405,709
1989, Class 1-F, 11%, 8/1/19

COLLATERALIZED MORTGAGE OBLIGATIONS - CONTINUED

                                                            PRINCIPAL     VALUE  (NOTE 1)
                                                            AMOUNT

U.S. GOVERNMENT AGENCY - 8.1%

Federal Home Loan Mortgage Corporation: planned amortization class:

Series 1417-C, 5 3/8%, 6/15/01                           $1,242,300    $1,233,371

Series 1485-C, 5%, 9/15/01                               1,800,000     1,772,719

Series 1515-D, 6%, 9/15/05                               4,000,000     3,940,000

sequential pay Series 1353, Class A, 5 1/2%, 11/15/04    177,959       174,789

Series 1993: Class 72-B, 5%, 1/25/02                     1,372,308     1,354,715

Class 135-PC, 5 1/2%, 7/25/02                            1,970,000     1,940,450

Federal National Mortgage Association: planned amortization class:

Series 1992, Class 193-D, 5 3/4%, 12/25/01               3,900,000     3,875,625

Series 1993-28, Class PD, 5 1/4%, 10/25/01               1,000,000     988,438

Series 1994-M3, Class A, 7.71%, 4/1/06                   4,237,581     4,383,248

                                                                      19,663,355

TOTAL COLLATERALIZED MORTGAGE                                         20,069,064
OBLIGATIONS
(Cost $19,243,185)


REPURCHASE AGREEMENTS - 0.8%

                                                           MATURITY
                                                           AMOUNT

Investments in repurchase agreement, (U.S. Treasury        $2,056,336    $2,056,000
obligations) in a joint trading account at 5.88%, dated
10/31/95 due 11/1/95

TOTAL INVESTMENT IN SECURITIES - 100%                                    $242,911,493
(Cost $232,590,516)


LEGEND
1. Debt obligation initially issued at one coupon which converts to a higher coupon at a specified date.
INCOME TAX INFORMATION
At October 31, 1995, the aggregate cost of investment securities for income tax purposes was $232,702,524. Net unrealized appreciation aggregated $10,208,969, of which $10,484,325 related to appreciated investment securities and $275,356 related to depreciated investment securities.
At April 30, 1995, the fund had a capital loss carryforward of approximately $13,235,000 all of which will expire on April 30, 2003.
The fund has elected to defer to its fiscal year ending April 30, 1996 approximately $5,412,000 of losses recognized during the period November 1, 1994 to April 30, 1995.
FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 OCTOBER 31, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value (including repurchase                   $ 242,911,493
agreements of $2,056,000) (cost $232,590,516) -
See accompanying schedule

Cash                                                                        182,834

Receivable for investments sold                                             9,850,967

Interest receivable                                                         4,906,998

 TOTAL ASSETS                                                               257,852,292

LIABILITIES

Payable for investments purchased                           $ 11,850,779

Distributions payable                                        208,262

Accrued management fee                                       132,272

 TOTAL LIABILITIES                                                          12,191,313

NET ASSETS                                                                 $ 245,660,979

Net Assets consist of:

Paid in capital                                                            $ 252,691,679

Distributions in excess of net investment income                            (1,191,845)

Accumulated undistributed net realized gain (loss)                          (16,159,832)
on investments

Net unrealized appreciation (depreciation) on                               10,320,977
investments

NET ASSETS, for 23,561,908 shares outstanding                              $ 245,660,979

NET ASSET VALUE, offering price and redemption price per                    $10.43
share ($245,660,979 (divided by) 23,561,908 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED OCTOBER 31, 1995 (UNAUDITED)

INVESTMENT INCOME                                                      $ 8,749,186
Interest

EXPENSES

Management fee                                             $ 790,276

Non-interested trustees' compensation                       545

 TOTAL EXPENSES                                                         790,821

NET INVESTMENT INCOME                                                   7,958,365

REALIZED AND UNREALIZED GAIN (LOSS)                                     2,655,586
Net realized gain (loss) on investment securities

Change in net unrealized appreciation (depreciation) on                 8,662,309
investment securities

NET GAIN (LOSS)                                                         11,317,895

NET INCREASE (DECREASE) IN NET ASSETS RESULTING                        $ 19,276,260
FROM OPERATIONS


STATEMENT OF CHANGES IN NET ASSETS

                                                         SIX MONTHS        YEAR ENDED
                                                         ENDED             APRIL 30,
                                                         OCTOBER 31,1995   1995
                                                         (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS

Operations                                               $ 7,958,365       $ 18,513,856
Net investment income

 Net realized gain (loss)                                 2,655,586         (13,023,263)

 Change in net unrealized appreciation (depreciation)     8,662,309         11,143,605

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          19,276,260        16,634,198
FROM OPERATIONS

Distributions to shareholders                             (7,834,954)       (17,802,636)
From net investment income

 In excess of net investment income                       -                 (1,156,874)

 TOTAL DISTRIBUTIONS                                      (7,834,954)       (18,959,510)

Share transactions                                        19,280,881        36,150,573
Net proceeds from sales of shares

 Reinvestment of distributions                            6,550,945         15,816,845

 Cost of shares redeemed                                  (31,511,249)      (96,396,776)

 NET INCREASE (DECREASE) IN NET ASSETS RESULTING          (5,679,423)       (44,429,358)
FROM SHARE TRANSACTIONS

  TOTAL INCREASE (DECREASE) IN NET ASSETS                 5,761,883         (46,754,670)

NET ASSETS

 Beginning of period                                      239,899,096       286,653,766

 End of period (including distributions in excess        $ 245,660,979     $ 239,899,096
of net investment income of $(1,191,845) and
$(1,315,256), respectively)

OTHER INFORMATION
Shares

 Sold                                                     1,873,447         3,685,770

 Issued in reinvestment of distributions                  636,074           1,612,595

 Redeemed                                                 (3,068,310)       (9,835,808)

 Net increase (decrease)                                  (558,789)         (4,537,443)


FINANCIAL HIGHLIGHTS

                  SIX MONTHS         YEARS ENDED APRIL 30,
                  ENDED
                  OCTOBER 31, 1995

                 (UNAUDITED)           1995        1994 E      1993        1992       1991

SELECTED PER-SHARE
DATA

Net asset value,           $ 9.950     $ 10.000    $ 10.930    $ 10.900    $ 10.640    $ 10.030
beginning of period

Income from                 .334        .640        .624        .784        .846        .870
Investment
Operations
Net investment
income

 Net realized and           .476        .055 D      (.720)      .370        .294        .610
 unrealized gain
(loss)

 Total from investment      .810        .695        (.096)      1.154       1.140       1.480
 operations

Less Distributions          (.330)      (.700)      (.574)      (.704)      (.840)      (.870)
From net investment
 income

 In excess of net           -           (.045)      -           -           -           -
 investment income

 From net realized gain     -           -           (.100)      (.420)      (.040)      -

 In excess of net           -           -           (.160)      -           -           -
 realized gain

 Total distributions        (.330)      (.745)      (.834)      (1.124)     (.880)      (.870)

Net asset value, end       $ 10.430    $ 9.950     $ 10.000    $ 10.930    $ 10.900    $ 10.640
of period

TOTAL RETURN  B, C          8.23%       7.32%       (1.14)      11.12%      11.05%      15.27%
                                                   %

RATIOS AND
SUPPLEMENTAL DATA

Net assets, end of         $ 245,661   $ 239,899   $ 286,654   $ 457,725   $ 482,837   $ 430,443
period (000 omitted)

Ratio of expenses to        .65%        .65%        .65%        .65%        .65%        .53%
average net assets         A                                                           F

Ratio of net investment     6.51%       7.34%       6.79%       7.11%       7.77%       8.35%
income to average          A
net assets

Portfolio turnover rate     138%        303%        354%        170%        59%         96%
                           A


A ANNUALIZED
B THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C TOTAL RETURNS DO NOT INCLUDE THE ACCOUNT CLOSEOUT FEE AND FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
D THE AMOUNT SHOWN FOR A SHARE OUTSTANDING DOES NOT CORRESPOND WITH THE AGGREGATE NET LOSS ON INVESTMENTS FOR THE PERIOD ENDED DUE TO THE TIMING OF SALES AND REPURCHASES OF FUND SHARES IN RELATION TO FLUCTUATING MARKET VALUES OF THE INVESTMENTS OF THE FUND.
E EFFECTIVE MAY 1, 1993, THE FUND ADOPTED STATEMENT OF POSITION 93-2, "DETERMINATION, DISCLOSURE, AND FINANCIAL STATEMENT PRESENTATION OF INCOME, CAPITAL GAIN, AND RETURN OF CAPITAL DISTRIBUTIONS BY INVESTMENT COMPANIES." AS A RESULT, NET INVESTMENT INCOME PER SHARE MAY REFLECT CERTAIN RECLASSIFICATIONS RELATED TO BOOK TO TAX DIFFERENCES.
F FMR VOLUNTARILY AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
NOTES TO FINANCIAL STATEMENTS
For the period ended October 31, 1995 (Unaudited)


1. SIGNIFICANT ACCOUNTING POLICIES.
Spartan Government Income Fund (the fund) is a fund of Fidelity Fixed-Income Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. Securities are valued based upon a computerized matrix system and/or appraisals by a pricing service, both of which consider market transactions and dealer-supplied valuations. Short-term securities maturing within sixty days of their purchase date are valued either at amortized cost or original cost plus accrued interest, both of which approximate current value. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes substantially all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INVESTMENT INCOME. Interest income, which includes accretion of original issue discount, is accrued as earned.
EXPENSES. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Distributions are declared daily and paid monthly from net investment income. Distributions from realized gains, if any, are recorded on the ex-dividend date.
Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences, which may result in distribution reclassifications, are primarily due to differing treatments for paydown gains/losses on certain securities, futures and options transactions, market discount and losses deferred due to wash sales and excise tax regulations.
Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital and may affect the per-share allocation between net investment income and realized and unrealized gain (loss). Distributions in excess of net investment income and accumulated undistributed net realized gain (loss) on investments may include temporary book and tax basis differences that will reverse in a subsequent period. Any taxable income or gain remaining at fiscal year end is distributed in the following year.
1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the fund, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
REPURCHASE AGREEMENTS. The fund, through its custodian, receives delivery of the underlying U.S. Treasury or Federal Agency Securities, the market value of which is required to be at least equal to the repurchase price. For term repurchase agreement transactions, the underlying securities are marked-to-market daily and maintained at a value at least equal to the repurchase price. FMR, the fund's investment adviser, is responsible for determining that the value of the underlying securities remains in accordance with the market value requirements stated above.
3. PURCHASES AND SALES OF INVESTMENTS.
Purchases and sales of long-term U.S. government and government agency obligations aggregated $165,316,313 and $167,039,628, respectively.
4. FEES AND OTHER
TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, FMR pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of
 .65% of the fund's average net assets.
FMR also bears the cost of providing shareholder services to the fund. To offset the cost of providing these services, FMR or its affiliates collect certain transaction fees from the fund's shareholders which amounted to $2,517 for the period.
5. PROPOSED REORGANIZATION.
The Board of Trustees of the Fidelity Fixed-Income Trust has approved an Agreement and Plan of Reorganization and Liquidation ("Agreement") between the fund and Spartan Long-Term Government Bond Fund ("Reorganization"). The Agreement provides for the transfer of substantially all of the assets and the assumption of substantially all of the liabilities of Spartan Long-Term Government Bond Fund in exchange solely for
5. PROPOSED REORGANIZATION - CONTINUED
the number of shares of the fund having the same aggregate net asset value as the outstanding shares of Spartan Long-Term Government Bond Fund at the close of business on the day the Reorganization is effective. The Reorganization can be consummated only if, among other things, it is approved by the vote of a majority (as defined by the Investment Company Act of 1940) of outstanding voting securities of Spartan Long-Term Government Bond Fund. A Special Meeting of Shareholders (Meeting) of Spartan Long-Term Government Bond Fund will be held on May 7, 1996 to approve the Agreement. If the Agreement is approved at the Meeting, the Reorganization is expected to become effective on or about May 31, 1996.
TO CALL FIDELITY


FOR FUND INFORMATION AND QUOTES
The Fidelity Telephone Connection offers you special automated telephone services for quotes and balances. The services are easy to use, confidential and quick. All you need is a Touch Tone telephone.
YOUR PERSONAL IDENTIFICATION NUMBER
(PIN)
The first time you call one of our automated telephone services, we'll ask you to set up your Personal Identification
Number (PIN).  The PIN assures that
only you have automated telephone
access to your account information.
Please have your Customer Number
(T-account #) handy when you call -
you'll need it to establish your PIN. If you would ever like to change your PIN, just choose the "Change your Personal
Identification Number" option when
you call. If you forget your PIN, please call a Fidelity representative at 1-800-
544-6666 for assistance.




(PHONE_GRAPHIC)(PHONE_GRAPHIC)MUTUAL FUND QUOTES*
1-800-544-8544
Just make a selection from this record-ed menu:
PRESS
 For quotes on funds you own.
1.
 For an individual fund quote.
2.
 For the ten most frequently
requested Fidelity fund quotes.
3.
 For quotes on Fidelity Select
Portfolios(registered trademark).
4.
 To change your Personal
Identification Number (PIN).
5.
 To speak with a Fidelity
representative.
6.
(PHONE_GRAPHIC)(PHONE_GRAPHIC)MUTUAL FUND ACCOUNT
BALANCES 1-800-544-7544
Just make a selection from this record-
ed menu:
PRESS
 For balances on funds you own.
1.
 For your most recent fund activity
(purchases, redemptions, and
dividends).
2.
 To change your Personal
Identification Number (PIN).
3.
 To speak with a Fidelity
representative.
4.
* WHEN YOU CALL THE QUOTES LINE, PLEASE REMEMBER THAT A FUND'S YIELD AND RETURN WILL
VARY AND, EXCEPT FOR MONEY MARKET FUNDS, SHARE PRICE WILL ALSO VARY. THIS MEANS THAT
YOU MAY HAVE A GAIN OR LOSS WHEN YOU SELL YOUR SHARES. THERE IS NO
ASSURANCE THAT
MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE $1 SHARE PRICE; AN INVESTMENT IN
A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT.
TOTAL
RETURNS ARE HISTORICAL AND INCLUDE CHANGES IN SHARE PRICE, REINVESTMENT OF DIVIDENDS
AND CAPITAL GAINS, AND THE EFFECTS OF ANY SALES CHARGES.
INVESTMENT ADVISER
Fidelity Management & Research
  Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, President
J. Gary Burkhead, Senior Vice President
Fred L. Henning, Jr., Vice President
Arthur S. Loring, Secretary
Kenneth A. Rathgeber, Treasurer
John H. Costello, Assistant Treasurer
Leonard M. Rush, Assistant Treasurer
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox*
Phyllis Burke Davis*
Richard J. Flynn*
Edward C. Johnson 3d
E. Bradley Jones*
Donald J. Kirk*
Peter S. Lynch
Edward H. Malone*
Marvin L. Mann*
Gerald C. McDonough*
Thomas R. Williams*
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND SHAREHOLDER
SERVICING AGENT
Fidelity Service Co.
Boston, MA
CUSTODIAN
The Bank of New York
New York, NY
FIDELITY'S TAXABLE BOND FUNDS
Capital & Income
Ginnie Mae
Global Bond
Government Securities
Intermediate Bond
Investment Grade Bond
Mortgage Securities
New Markets Income
Short-Intermediate Government
Short-Term Bond
Short-Term World Income
Spartan(Registered trademark) Ginnie Mae
Spartan Government Income
Spartan High Income
Spartan Investment Grade Bond
Spartan Limited Maturity Government
Spartan Long-Term Government Bond
Spartan Short-Intermediate Government
Spartan Short-Term Income
THE FIDELITY TELEPHONE CONNECTION
MUTUAL FUND 24-HOUR SERVICE
Account Balances  1-800-544-7544
Exchanges/Redemptions  1-800-544-7777
Mutual Fund Quotes   1-800-544-8544
Account Assistance 1-800-544-6666
Product Information 1-800-544-8888
Retirement Accounts 1-800-544-4774
 (8 a.m. - 9 p.m.)
TDD Service 1-800-544-0118
 for the deaf and hearing impaired
 (9 a.m. - 9 p.m. Eastern time)
(registered trademark)
* INDEPENDENT TRUSTEES
 AUTOMATED LINES FOR QUICKEST SERVICE





Spartan Government Income Fund
Spartan Long-Term Government Bond Fund
Pro Forma Combining Statement of Operations
Year Ended October 31, 1995
(Unaudited)


                                        Government    Long-Term                   Pro Forma               Pro Forma

                                        Income        Government    Combined      Adjustments             Combined

Interest Income                         $18,180,782   $5,696,930    $23,877,712   $                       $23,877,712

Expenses

Management fee                          1,563,795     488,940       2,052,735     (153,910)B              1,898,825

Non-interested trustees' compensation   1,027         323           1,350                                 1,350

Interest expense                        0             3,595            3,595                              3,595

Total expenses before reductions        1,564,822     492,858       2,057,680     (153,910)               1,903,770

Net investment income                   16,615,960    5,204,072     21,820,032     153,910                21,973,942

Realized and Unrealized Gain (Loss)

Net realized gain (loss) on:

Investment securities                   (1,380,363)   2,258,676     878,313                               878,313

Foreign currency transactions           0              (59,415)     (59,415)                              (59,415)

Futures contracts                       (79,969)      0             (79,969)                              (79,969)

Change in net unrealized apprecation
(depreciation) on:

Investment securities                   19,747,641    10,595,963    30,343,604                            30,343,604

Futures contracts                       30,734        0             30,734                                30,734

Delayed delivery commitments            (18,725)      0             (18,725)                              (18,725)

Net Gain (Loss)                         18,299,318    12,795,224    31,094,542    0                       31,094,542

Net increase in net assets resulting

from operations                         $34,915,278   $17,999,296   $52,914,574   $153,910                $53,068,484


See accompanying notes to Pro Forma Combining Financial Statements Spartan Government Income Fund and
Spartan Long-Term Government Bond Fund
Pro Forma Combining Schedule of Investments October 31, 1995
 (Unaudited)

                                 Principal                                      Value
                                 Amount



                                 Government    Long-Term                        Government     Long-Term

                                 Income        Government         Combined      Income          Government        Combined

U.S. Government &
Government Agency
Obligations
U.S. Treasury Obligations

8%, 10/15/96                     $11,907,000   $              0   $11,907,000   $12,165,620    $              0   $12,165,620

4 3/8%, 11/15/96                 4,340,000     0                  4,340,000     4,287,095      0                  4,287,095

7 1/4%, 11/15/96                 860,000       0                  860,000       873,975        0                  873,975

8 1/2%, 5/15/97                  11,949,000    0                  11,949,000    12,449,305     0                  12,449,305

9 1/4%, 8/15/98                  3,580,000     0                  3,580,000     3,902,200      0                  3,902,200

5 1/8%, 12/31/98                 1,965,000     0                  1,965,000     1,931,226      0                  1,931,226

7 3/4%, 12/31/99                 5,600,000     0                  5,600,000     5,996,368      0                  5,996,368

11 7/8%, 11/15/03                3,595,000     0                  3,595,000     4,922,885      0                  4,922,885

11 3/4%, 2/15/10                 4,080,000     3,560,000          7,640,000     5,694,782      4,968,977          10,663,759

12 3/4%, 11/15/10                7,290,000     110,000            7,400,000     10,857,507     163,831            11,021,338

9%, 11/15/18                     23,470,000    1,495,000          24,965,000    30,653,932     1,952,605          32,606,537

8 7/8%, 2/15/19                  15,000,000    0                  15,000,000    19,382,850     0                  19,382,850

8 1/8%, 8/15/19                  2,205,000     0                  2,205,000     2,654,269      0                  2,654,269

8 3/4%, 8/15/20                  0             58,290,000         58,290,000    0              74,802,391         74,802,391

12%, 8/15/23                     7,200,000     4,700,000          11,900,000    10,801,152     7,050,752          17,851,904

                                                                                126,573,166    88,938,556         215,511,722

U.S. Government Agency
Obligations

Federal Agricultural

Mortgage Corp. 7.01%,            700,000       0                  700,000       737,429        0                  737,429
2/10/05

Federal Farm Credit Bank:

6.56%, 8/5/02                    455,000       0                  455,000       464,555        0                  464,555

6.20%, 9/23/02                   650,000       0                  650,000       650,910        0                  650,910

6.40%, 10/3/02                   200,000       0                  200,000       202,400        0                  202,400

Federal Home Loan Bank:

4.78%, 2/10/97 (callable)        310,000       0                  310,000       305,713        0                  305,713

5.40%, 8/3/98 (callable)         2,500,000     0                  2,500,000     2,461,750      0                  2,461,750

5.92%, 3/18/99                   450,000       0                  450,000       449,861        0                  449,861

6.37%, 6/30/03                   310,000       0                  310,000       312,870        0                  312,870

Federal National Mortgage
Association:

6.52%, 9/15/97                   11,000,000    0                  11,000,000    11,143,946     0                  11,143,946

3%, 7/13/98                      450,000       0                  450,000       456,258        0                  456,258

0%, 11/30/99                     606,000       0                  606,000       474,195        0                  474,195

7.40%, 7/1/04                    230,000       0                  230,000       245,939        0                  245,939

8.28%, 1/10/25                   0             1,000,000          1,000,000     0              1,191,780          1,191,780

Financing Corp. 10.70%,          0             430,000            430,000       0              624,308            624,308
10/6/17

Government Trust
Certificates

(assets of the Trust
guaranteed by U.S.

 government through
Defense Security

 Assistance Agency):

Class 3-B, 8.55%, 11/15/97       532,184       0                  532,184       541,801        0                  541,801

Class 1-C, 9 1/4%, 11/15/01      2,983,000     0                  2,983,000     3,281,837      0                  3,281,837

Class 2-E, 9.40%, 5/15/02        190,000       0                  190,000       209,897        0                  209,897

Class T-2, 9 5/8%, 5/15/02       2,621,000     0                  2,621,000     2,894,580      0                  2,894,580

Government Trust
Certificates Series

1995-A (assets of Trust
guaranteed by

U.S. Government through
Export-

Import Bank)

Series:

1994-C, 6.61%, 9/15/99           147,496       0                  147,496       149,253        0                  149,253

1995-A, 6.28%, 6/15/04           870,000       0                  870,000       871,044        0                  871,044

1992-A, 7.02%, 9/1/04            801,000       0                  801,000       825,629        0                  825,629

1994-F, 8.178%, 12/15/04         13,051,907    0                  13,051,907    13,943,666     0                  13,943,666

Private Export Funding
Corp.:

secured notes, Series CC,

 9 1/2%, 3/31/99                  260,000      0                  260,000       287,539        0                  287,539

5 3/4%, 4/30/98                  515,000       0                  515,000       513,209        0                  513,209

6.90%, 1/31/03                   90,000        0                  90,000        93,366         0                  93,366

5.65%, 3/15/03                   667,500       0                  667,500       658,489        0                  658,489

8 3/4%, 6/30/03                  880,000       0                  880,000       1,011,484      0                  1,011,484

5.80%, 2/1/04                    120,000       0                  120,000       117,540        0                  117,540

6.86%, 4/30/04                   294,300       0                  294,300       300,489        0                  300,489

State of Israel (guaranteed
by U.S.

Government through
Agency for

International Development):

5 1/4%, 3/15/98                  410,000       0                  410,000       405,002        0                  405,002

4 7/8%, 9/15/98                  1,060,000     0                  1,060,000     1,033,500      0                  1,033,500

5 3/4%, 3/15/00                  690,000       0                  690,000       682,672        0                  682,672

8%, 11/15/01                     6,190,000     0                  6,190,000     6,753,909      0                  6,753,909

6 1/4%, 8/15/02                  2,170,000     0                  2,170,000     2,185,722      0                  2,185,722

6 1/8%, 3/15/03                  1,200,000     0                  1,200,000     1,193,256      0                  1,193,256

8 1/2%, 4/1/06                   1,590,000     0                  1,590,000     1,784,282      0                  1,784,282

Student Loan Marketing
Association:

7.56%, 12/9/96                   200,000       0                  200,000       203,719        0                  203,719

8.14%, 10/15/03                  650,000       0                  650,000       717,641        0                  717,641

Twelve Federal Land

Banks 7.95%, 10/21/96            290,000       0                  290,000       295,800        0                  295,800

                                                                                58,861,152     1,816,088          60,677,240

TOTAL U.S.
GOVERNMENT

& GOVERNMENT

AGENCY OBLIGATIONS                                                              185,434,318    90,754,644         276,188,962

U.S. GOVERNMENT
AGENCY -
MORTGAGE-BACKED
SECURITIES

Federal Home Loan
Mortgage Corporation

6 1/2%, 5/1/08                   1,087,111     0                  1,087,111     1,078,957      0                  1,078,957

7 1/2%, 6/1/07                   815,564       0                  815,564       836,760        0                  836,760

9%, 8/1/08 to 4/1/20             2,337,822     0                  2,337,822     2,468,277      0                  2,468,277

9 1/2%, 6/1/09 to 8/1/24         13,425,017    0                  13,425,017    14,227,808     0                  14,227,808

10%, 7/1/09 to 2/1/21            3,782,815     0                  3,782,815     4,123,334      0                  4,123,334

10 1/2%, 10/1/15 to 1/1/16       142,211       0                  142,211       155,538        0                  155,538

12%, 9/1/03 to 12/1/15           213,327       0                  213,327       240,130        0                  240,130

12 1/4%, 3/1/11 to 7/1/14        625,924       0                  625,924       704,703        0                  704,703

12 1/2%, 2/1/14 to 6/1/19        1,176,156     0                  1,176,156     1,352,342      0                  1,352,342

13%, 8/1/10 to 6/1/15            454,831       0                  454,831       528,171        0                  528,171

13 1/2%, 10/1/11                 1,165         0                  1,165         1,376          0                  1,376

                                                                                25,717,396     0                  25,717,396

Federal National Mortgage
Association

6.345%, 3/1/99                   1,797,815     0                  1,797,815     1,807,366      0                  1,807,366

6 1/2%, 2/1/10 to 1/1/24         1,290,757     0                  1,290,757     1,289,118      0                  1,289,118

7%, 11/1/06                      518,544       0                  518,544       525,820        0                  525,820

8 1/4%, 12/1/01                  1,986,523     0                  1,986,523     2,125,580      0                  2,125,580

11%, 8/1/10                      993,517       0                  993,517       1,105,496      0                  1,105,496

11 1/4%, 5/1/14                  416,369       0                  416,369       463,922        0                  463,922

12 1/2%, 3/1/16                  139,607       0                  139,607       161,813        0                  161,813

13%, 9/1/13                      92,793        0                  92,793        108,654        0                  108,654

13 1/2%, 10/1/11                 266,591       0                  266,591       314,756        0                  314,756

                                                                                7,902,525      0                  7,902,525

Government National
Mortgage

 Association

8 1/2%, 1/15/06 to 7/15/08       243,139       0                  243,139       255,813        0                  255,813

9 1/2%, 6/15/09 to 11/1509       1,094,879     0                  1,094,879     1,183,277      0                  1,183,277

10%, 1/15/16                     4,729         0                  4,729         5,185          0                  5,185

11%, 4/15/13 to 6/15/13          67,169        0                  67,169        75,280         0                  75,280

11 1/2%, 4/15/10 to 4/15/13      96,507        0                  96,507        109,278        0                  109,278

13 1/2%, 7/15/11                 86,559        0                  86,559        103,357        0                  103,357

                                                                                1,732,190      0                  1,732,190

TOTAL U.S.
GOVERNMENT AGENCY
-

MORTGAGE-BACKED                                                                 35,352,111     0                  35,352,111
SECURITIES

COLLATERALIZED
MORTGAGE

OBLIGATIONS

Private Sponsor

DLJ Acceptance Trust
planned

amortization class, Series
1989,

Class1-F, 11%, 8/1/19            369,666       0                  369,666       405,709        0                  405,709

U.S. Government Agency

Federal Home Loan
Mortgage Corporation:

planned amortization class:

Series 1417-C, 5 3/8%,           1,242,300     0                  1,242,300     1,233,371      0                  1,233,371
6/15/01

Series 1485-C, 5%, 9/15/01       1,800,000     0                  1,800,000     1,772,719      0                  1,772,719

Series 1515-D, 6%, 9/15/05       4,000,000     0                  4,000,000     3,940,000      0                  3,940,000

sequential pay Series 1353,

Class A, 5 1/2%, 11/15/04        1,177,959     0                  177,959       174,789        0                  174,789

Series 1993:

Class 72-B, 5%, 1/25/02          1,372,308     0                  1,372,308     1,354,715      0                  1,354,715

Class 135-PC, 5 1/2%,            1,970,000     0                  1,970,000     1,940,450      0                  1,940,450
7/25/02

Federal National Mortgage
Association,

planned amortization class:

Series 1992, Class 193-D,

5 3/4%, 12/25/01                 3,900,000     0                  3,900,000     3,875,625      0                  3,875,625

Series 1993-28, Class PD,

5 1/4%, 10/25/01                 1,000,000     0                  1,000,000     988,438        0                  988,438

Series 1994-M3, Class A,

7.71%, 4/1/06                    4,237,581     0                  4,237,581     4,383,248      0                  4,383,248

                                                                                19,663,355     0                  19,663,355

TOTAL
COLLATERALIZED

MORTGAGE                                                                        20,069,064     0                  20,069,064
OBLIGATIONS

REPURCHASE
AGREEMENTS

                                 Maturity
                                 Amount

Investments in repurchase

agreement, (U.S. Treasury

obligations)

in a joint trading account at
5.88%,

dated 10/31/95 due 11/1/95       2,056,336     0                  2,056,336     2,056,000      0                  2,056,000

TOTAL INVESTMENT

IN SECURITIES                                                                   $242,911,493   $90,754,644        $333,666,137


Spartan Government Income Fund
 Spartan Long-Term Government Bond Fund
Pro Forma Combining Statement of Assets and Liabilities as of October 31, 1995
(Unaudited)



                             Government     Long-Term                    Pro Forma     Pro Forma

                             Income         Government    Combined       Adjustments   Combined

Assets

Investment in securities,
at value

- See accompanying           $242,911,493   $90,754,644   $333,666,137                 $333,666,137
schedule

Cash                         182,834        663,630       846,464                      846,464

Receivable for               9,850,967      0             9,850,967                    9,850,967
investments sold

Interest receivable          4,906,998      1,369,513     6,276,511                    6,276,511

Total assets                 257,852,292    92,787,787    350,640,079                  350,640,079

Liabilities

Payable for investments      11,850,779     0             11,850,779                   11,850,779
purchased

Dividends payable            208,262        0             208,262                      208,262

Accrued management           132,272        48,521        180,793                      180,793
fee

Total liabilities            12,191,313     48,521        12,239,834                   12,239,834

Net Assets                   $245,660,979   $92,739,266   $338,400,245                 $338,400,245

Net Assets consist of:

Paid in capital              $252,691,679   $85,954,017   $338,645,696                 $338,645,696

Undistributed net            (1,191,845)    729,866       (461,979)                    (461,979)
investment income

Accumulated net
realized gain (loss) on

investments                  (16,159,832)   (1,837,624)   (17,997,456)                 (17,997,456)

Net unrealized
appreciation
(depreciation) on

investments                  10,320,977     7,893,007     18,213,984                   18,213,984

Net Assets                   $245,660,979   $92,739,266   $338,400,245                 $338,400,245

Net Asset Value

Net Assets                   $245,660,979   $92,739,266   $338,400,245                 $338,400,245

Offering price and
redemption price

per share                    $10.43         $12.14        $10.85                       $10.43

Shares outstanding           23,561,908     7,637,201     31,199,109     1,254,387A    32,453,496


See accompanying notes to Pro Forma Combining Financial Statements
Spartan Government Income Fund
Spartan Long-Term Government Bond Fund
Notes to Pro Forma Combining Financial Statements
(Unaudited)
 The accompanying unaudited Pro Forma Combining Schedule of Investments and Statement of Assets and Liabilities as of October 31, 1995 and the unaudited Pro Forma Combining Statement of Operations for the year ended October 31, 1995 are intended to present the financial condition and related results of operations of Spartan Government Income Fund (Government Income) as if the reorganization with Spartan Long-Term Government Bond Fund (Long-Term Government) had been consummated at October 31, 1995.
 The pro forma adjustments to these pro forma financial statements are comprised of:
(A) Increase in shares outstanding of Government Income to reflect the conversion of the Long-Term Government shares as of October 31, 1995.
(B) Decrease in management fee to reflect a voluntary reduction by FMR of its fee from 0.65% to 0.60% applied to the combined fund's average net assets.
 The unaudited pro forma combining statements should be read in conjunction with the separate semiannual unaudited financial statements as of October 31, 1995 and the separate annual audited financial statements as of April 30, 1995 for Government Income and the separate semiannual unaudited financial statements as of July 31, 1995 and the separate annual audited financial statements as of January 31, 1995 for Long-Term Government which are incorporated by reference in the Statement of Additional Information to this Proxy and Prospectus.

PART C. OTHER INFORMATION
Item 15. Indemnification
 Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Registrant shall indemnify any present or past Trustee or officer to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit, or proceeding in which he is involved by virtue of his service as a Trustee, an officer, or both. Additionally, amounts paid or incurred in settlement of such matters are covered by this indemnification. Indemnification will not be provided in certain circumstances, however. These include instances of willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the particular office involved.
 Pursuant to Section 11 of the Distribution Agreement, the Registrant agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Registrant included a materially misleading statement or omission. However, the Registrant does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant by or on behalf of the Distributor. The Registrant does not agree to indemnify the parties against any liability to which they would be subject by reason of willful misfeasance, bad faith, gross negligence, and reckless disregard of the obligations and duties under the Distribution Agreement.
 Pursuant to the agreement by which Fidelity Service Company ("Service") is appointed sub-transfer agent, the Transfer Agent agrees to indemnify Service for its losses, claims, damages, liabilities and expenses to the extent the Transfer Agent is entitled to and receives indemnification from the Registrant for the same events. Under the Transfer Agency Agreement, the Registrant agrees to indemnify and hold the Transfer Agent harmless against any losses, claims, damages, liabilities, or expenses resulting from:
 (1) any claim, demand, action or suit brought by any person other than the Registrant, which names the Transfer Agent and/or the Registrant as a party and is not based on and does not result from the Transfer Agent's willful misfeasance, bad faith, negligence or reckless disregard of its duties, and arises out of or in connection with the Transfer Agent's performance under the Transfer Agency Agreement; or
 (2) any claim, demand, action or suit (except to the extent contributed to by the Transfer Agent's willful misfeasance, bad faith, negligence or reckless disregard of its duties) which results from the negligence of the Registrant, or from the Transfer Agent's acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of the Transfer Agent's acting in reliance upon advice reasonably believed by the Transfer Agent to have been given by counsel for the Registrant, or as a result of the Transfer Agent's acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.
Item 16. Exhibits
(1) An Amended and Restated Declaration of Trust, dated March 17, 1994, is incorporated herein by reference to Exhibit 1 to Post-Effective Amendment No. 83.
(2) By-laws of the Trust, as amended, are incorporated herein by reference to Exhibit 2(a) to Fidelity Union Street Trust's (File No. 2-50318) Post-Effective Amendment No. 87.
(3) Not applicable.
(4) Agreement and Plan of Reorganization among Fidelity Devonshire Street Trust, Spartan Long-Term Government Bond Fund, Fidelity Fixed Income Trust, Spartan Government Income Fund, and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 1 to the Proxy Statement and Prospectus to the trust's initial Registration Statement on Form N-14.
(5) Not applicable.
(6)(a) Management Contract, dated November 1, 1993, between Fidelity Short-Term Bond Portfolio and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(a) to Post-Effective Amendment No. 71.
     (b) Management Contract, dated November 1, 1993, between Fidelity Investment Grade Bond Fund and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(b) to Post-Effective Amendment No. 71.
    (c) Management Contract, dated November 1, 1989, between Spartan Government Fund (currently known as Spartan Government Income Fund) and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(c) to Post-Effective Amendment No. 74.
    (d) Management Contract, dated November 1, 1993, between Spartan High Income Fund and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(d) to Post-Effective Amendment No. 74.
    (e) Management Contract, dated November 19, 1992, between Spartan Short-Intermediate Government Fund and Fidelity Management & Research Company is incorporated herein by reference to Exhibit 5(e) to Post-Effective Amendment No. 74.
    (f) Sub-Advisory Agreement, dated November 1, 1989, between Fidelity Management & Research Company and Fidelity Management & Research (U.K.) on behalf of Fidelity Short-Term Bond Portfolio is incorporated herein by reference to Exhibit 5(f) to Post-Effective Amendment No. 74.
    (g) Sub-Advisory Agreement, dated November 1, 1989, between Fidelity Management & Research Company and Fidelity Management & Research (Far East) on behalf of Fidelity Short-Term Bond Portfolio is incorporated herein by reference to Exhibit 5(g) to Post-Effective Amendment No. 74.
    (h) Sub-Advisory Agreement, dated November 1, 1989, between Fidelity Management & Research Company and Fidelity Management & Research (U.K.) on behalf of Fidelity Flexible Bond Portfolio is incorporated herein by reference to Exhibit 5(h) to Post-Effective Amendment No. 74.
    (i) Sub-Advisory Agreement, dated November 1, 1989, between Fidelity Management & Research Company and Fidelity Management & Research (Far East) on behalf of Fidelity Flexible Bond Portfolio is incorporated herein by reference to Exhibit 5(i) to Post-Effective Amendment No. 74.
    (j) Sub-Advisory Agreement, dated November 1, 1993, between Fidelity Management & Research Company and Fidelity Management & Research (U.K.) on behalf of Spartan High Income Fund is incorporated herein by reference to
Exhibit 5(j) to Post-Effective Amendment No. 74.
    (k) Sub-Advisory Agreement, dated November 1, 1993, between Fidelity Management & Research Company and Fidelity Management & Research (Far East) on behalf of Spartan High Income Fund is incorporated herein by reference to Exhibit 5(k) to Post-Effective Amendment No. 74.
(7)(a) General Distribution Agreement, dated April 1, 1987, between Fidelity Flexible Bond Portfolio and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(a) to Post-Effective Amendment No. 74.
    (b) Amendment, dated January 1, 1988, to General Distribution Agreement between Fidelity Flexible Bond Portfolio and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(b) to Post-Effective Amendment No. 74.
    (c) General Distribution Agreement, dated April 1, 1987, between Fidelity Short-Term Bond Portfolio and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No. 74.
    (d) Amendment, dated January 1, 1988, to General Distribution Agreement between Fidelity Short-Term Bond Portfolio and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(d) to Post-Effective Amendment No. 74.
    (e) General Distribution Agreement, dated November 7, 1988, between Spartan Government Fund (currently known as Spartan Government Income Fund) and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(e) to Post-Effective Amendment No. 74.
    (f) General Distribution Agreement, dated July 19, 1989, between Spartan High Income Fund and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(f) to Post-Effective Amendment No. 74.
    (g) Amendment, dated May 10, 1994, to General Distribution Agreement between Spartan High Income Fund and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(g) to Post-Effective Amendment No. 74.
    (h) Form of General Distribution Agreement between Spartan Short-Intermediate Government Fund and Fidelity Distributors Corporation is incorporated herein by reference to Exhibit 6(g) to Post-Effective Amendment No. 64.
(8) Retirement Plan for Non-Interested Person Trustees, Directors, or General Partners is incorporated herein by reference to Exhibit 7 to Fidelity Union Street Trust's Post Effective Amendment No. 87 (File No. 2-50318).
(9)(a) Custodian Agreement, Appendix A, and Appendix C, dated December 1, 1994, between the Bank of New York and Fidelity Fixed-Income Trust on behalf of Fidelity Investment Grade Bond Fund, Spartan Government Income Fund, Fidelity Short-Term Bond Portfolio, Spartan High Income Fund, and Spartan Short-Intermediate Government Fund, is incorporated herein by reference to Exhibit 8(a) to Fidelity Hereford Street Trust's Post-Effective Amendment No. 4 (File No. 33-52577).
    (b) Appendix B, dated April 20, 1995, to the Custodian Agreement, dated December 1, 1994, between The Bank of New York and Fidelity Fixed-Income Trust on behalf of Fidelity Investment Grade Bond Fund, Spartan Government Income Fund, Fidelity Short-Term Bond Portfolio, Spartan High Income Fund, and Spartan Short-Intermediate Government Fund, is incorporated herein by reference to Exhibit 8(b) to Fidelity Hereford Street Trust's Post-Effective Amendment No. 5 (File No. 33-52577).
(10)(a) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Short-Term Bond Portfolio is incorporated herein by reference to Exhibit 15(a) to Post-Effective Amendment No. 74.
      (b) Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Flexible Bond Portfolio is incorporated herein by reference to Exhibit 15(b) to Post-Effective Amendment No. 74.
      (c) Distribution and Service Plan pursuant to Rule 12b-1 for Spartan High Income Fund is incorporated herein by reference to Exhibit 15(c) to Post-Effective Amendment No. 74.
      (d) Distribution and Service Plan pursuant to Rule 12b-1 for Spartan Government Fund is incorporated herein by reference to Exhibit 15(d) to Post-Effective Amendment No. 74.
      (e) Distribution and Service Plan pursuant to Rule 12b-1 for Spartan Short-Intermediate Government Fund is incorporated herein by reference to
Exhibit 15(e) to Post-Effective Amendment No. 74.
(11) Opinion and Consent of Kirkpatrick & Lockhart LLP as to the legality of shares being registered is incorporated herein by reference to Exhibit 11 to the trust's initial Registration Statement on Form N-14.
(12) Opinion and Consent of Kirkpatrick & Lockhart LLP as to tax matters in connection with the reorganization of Spartan Long-Term Government Fund is incorporated herein by reference to Exhibit 12 to the trust's initial Registration Statement on Form N-14.
(13) Not applicable.
(14) Consent of Coopers & Lybrand, L.L.P. is filed herein as Exhibit 14.
(15) Not applicable.
(16) Not applicable.
(17) Rule 24f-2 Notice for Registrant's most recent fiscal year ended April 30, 1995 is incorporated herein by reference to Exhibit 17 to the trust's initial Registration Statement on Form N-14.
Item 17. Undertakings
 (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
 (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and the Commonwealth of Massachusetts, on the 9th day of February 1996.
      FIDELITY FIXED-INCOME TRUST
      By /s/Edward C. Johnson 3d (dagger)
        Edward C. Johnson 3d, President
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
     (Signature)    (Title)   (Date)


/s/Edward C. Johnson 3d(dagger)   President and Trustee           February 9, 1996

    Edward C. Johnson 3d          (Principal Executive Officer)




/s/Kenneth A. Rathgeber     Treasurer   February 9, 1996

    Kenneth A. Rathgeber

/s/J. Gary Burkhead    Trustee   February 9, 1996

    J. Gary Burkhead


/s/Ralph F. Cox              *   Trustee   February 9, 1996

   Ralph F. Cox


/s/Phyllis Burke Davis   *   Trustee   February 9, 1996

    Phyllis Burke Davis


/s/Richard J. Flynn         *   Trustee   February 9, 1996

    Richard J. Flynn


/s/E. Bradley Jones         *   Trustee   February 9, 1996

    E. Bradley Jones


/s/Donald J. Kirk             *   Trustee   February 9, 1996

    Donald J. Kirk


/s/Peter S. Lynch             *   Trustee   February 9, 1996

    Peter S. Lynch


/s/Edward H. Malone      *   Trustee   February 9, 1996

   Edward H. Malone


/s/Marvin L. Mann_____*    Trustee   February 9, 1996

   Marvin L. Mann

/s/Gerald C. McDonough*   Trustee   February 9, 1996

    Gerald C. McDonough

/s/Thomas R. Williams    *   Trustee   February 9, 1996

   Thomas R. Williams

(dagger) Signatures affixed by J. Gary Burkhead pursuant to a power of attorney dated December 15, 1994 and filed herewith.
* Signature affixed by Robert C. Hacker pursuant to a power of attorney dated December 15, 1994 and filed herewith.
POWER OF ATTORNEY
 We, the undersigned Directors, Trustees or General Partners, as the case may be, of the following investment companies:

Fidelity Advisor Annuity Fund         Fidelity Income Fund
Fidelity Advisor Series I             Fidelity Institutional Trust
Fidelity Advisor Series II            Fidelity Investment Trust
Fidelity Advisor Series III           Fidelity Magellan Fund
Fidelity Advisor Series IV            Fidelity Massachusetts Municipal Trust
Fidelity Advisor Series V             Fidelity Mt. Vernon Street Trust
Fidelity Advisor Series VI            Fidelity Municipal Trust
Fidelity Advisor Series VII           Fidelity New York Municipal Trust
Fidelity Advisor Series VIII          Fidelity Puritan Trust
Fidelity California Municipal Trust   Fidelity School Street Trust
Fidelity Capital Trust                Fidelity Securities Fund
Fidelity Charles Street Trust         Fidelity Select Portfolios
Fidelity Commonwealth Trust           Fidelity Sterling Performance Portfolio, L.P.
Fidelity Congress Street Fund         Fidelity Summer Street Trust
Fidelity Contrafund                   Fidelity Trend Fund
Fidelity Corporate Trust              Fidelity U.S. Investments-Bond Fund, L.P.
Fidelity Court Street Trust           Fidelity U.S. Investments-Government Securities
Fidelity Deutsche Mark Performance       Fund, L.P.
  Portfolio, L.P.                     Fidelity Union Street Trust
Fidelity Devonshire Trust             Fidelity Yen Performance Portfolio, L.P.
Fidelity Exchange Fund                Spartan U.S. Treasury Money Market
Fidelity Financial Trust                 Fund
Fidelity Fixed-Income Trust           Variable Insurance Products Fund
Fidelity Government Securities Fund   Variable Insurance Products Fund II
Fidelity Hastings Street Trust


plus any other investment company for which Fidelity Management & Research Company acts as investment adviser and for which the undersigned individuals serve as Board Members (collectively, the "Funds"), hereby severally constitute and appoint Arthur J. Brown, Arthur C. Delibert, Robert C. Hacker, Richard M. Phillips, Dana L. Platt and Stephanie A. Djinis, each of them singly, our true and lawful attorneys-in-fact, with full power of substitution, and with full power to each of them, to sign for us and in our names in the appropriate capacities, all Pre-Effective Amendments to any Registration Statements of the Funds, any and all subsequent Post-Effective Amendments to said Registration Statements, any Registration Statements on Form N-14, and any supplements or other instruments in connection therewith, and generally to do all such things in our names and behalf in connection therewith as said attorneys-in-fact deem necessary or appropriate, to comply with the provisions of the Securities Act of 1933 and Investment Company Act of 1940, and all related requirements of the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes may do or cause to be done by virtue hereof.
 WITNESS our hands on this fifteenth day of December, 1994.
/s/Edward C. Johnson 3d         /s/Donald J. Kirk

Edward C. Johnson 3d            Donald J. Kirk





/s/J. Gary Burkhead             /s/Peter S. Lynch

J. Gary Burkhead                Peter S. Lynch





/s/Ralph F. Cox                 /s/Marvin L. Mann

Ralph F. Cox                    Marvin L. Mann





/s/Phyllis Burke Davis          /s/Edward H. Malone

Phyllis Burke Davis             Edward H. Malone





/s/Richard J. Flynn             /s/Gerald C. McDonough

Richard J. Flynn                Gerald C. McDonough





/s/E. Bradley Jones             /s/Thomas R. Williams

E. Bradley Jones                Thomas R. Williams

POWER OF ATTORNEY
 I, the undersigned President and Director, Trustee or General Partner, as the case may be, of the following investment companies:

Fidelity Advisor Annuity Fund         Fidelity Institutional Trust
Fidelity Advisor Series I             Fidelity Investment Trust
Fidelity Advisor Series II            Fidelity Magellan Fund
Fidelity Advisor Series III           Fidelity Massachusetts Municipal Trust
Fidelity Advisor Series IV            Fidelity Money Market Trust
Fidelity Advisor Series V             Fidelity Mt. Vernon Street Trust
Fidelity Advisor Series VI            Fidelity Municipal Trust
Fidelity Advisor Series VII           Fidelity New York Municipal Trust
Fidelity Advisor Series VIII          Fidelity Puritan Trust
Fidelity California Municipal Trust   Fidelity School Street Trust
Fidelity Capital Trust                Fidelity Securities Fund
Fidelity Charles Street Trust         Fidelity Select Portfolios
Fidelity Commonwealth Trust           Fidelity Sterling Performance Portfolio, L.P.
Fidelity Congress Street Fund         Fidelity Summer Street Trust
Fidelity Contrafund                   Fidelity Trend Fund
Fidelity Corporate Trust              Fidelity U.S. Investments-Bond Fund, L.P.
Fidelity Court Street Trust           Fidelity U.S. Investments-Government Securities
Fidelity Destiny Portfolios              Fund, L.P.
Fidelity Deutsche Mark Performance    Fidelity Union Street Trust
  Portfolio, L.P.                     Fidelity Yen Performance Portfolio, L.P.
Fidelity Devonshire Trust             Spartan U.S. Treasury Money Market
Fidelity Exchange Fund                   Fund
Fidelity Financial Trust              Variable Insurance Products Fund
Fidelity Fixed-Income Trust           Variable Insurance Products Fund II
Fidelity Government Securities Fund
Fidelity Hastings Street Trust
Fidelity Income Fund


plus any other investment company for which Fidelity Management & Research Company acts as investment adviser and for which the undersigned individual serves as President and Board Member (collectively, the "Funds"), hereby severally constitute and appoint J. Gary Burkhead, my true and lawful attorney-in-fact, with full power of substitution, and with full power to sign for me and in my name in the appropriate capacity, all Pre-Effective Amendments to any Registration Statements of the Funds, any and all subsequent Post-Effective Amendments to said Registration Statements, any Registration Statements on Form N-14, and any supplements or other instruments in connection therewith, and generally to do all such things in my name and behalf in connection therewith as said attorney-in-fact deem necessary or appropriate, to comply with the provisions of the Securities Act of 1933 and Investment Company Act of 1940, and all related requirements of the Securities and Exchange Commission. I hereby ratify and confirm all that said attorneys-in-fact or their substitutes may do or cause to be done by virtue hereof.
 WITNESS my hand on the date set forth below.
/s/Edward C. Johnson 3d   December 15, 1994

Edward C. Johnson 3d